 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

April 9, 2001

REGISTRATION NO. 333-91191
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 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
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FORM S-1/A
AMENDMENT #3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
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INTERMOUNTAIN REFINING CO., INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NEW MEXICO
(State or other jurisdiction of incorporation or organization)

1311, 2951
(Primary Standard Industrial Classification Code No.)

74-2329327
(I.R.S. Employer Identification Number)

1921 Bloomfield Boulevard
Farmington, New Mexico  87401
Telephone: (505) 326-2668
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)
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WILLIAM N. HAGLER
PRESIDENT
Intermountain Refining Co., Inc.
1921 Bloomfield Boulevard
Farmington, New Mexico  87401
Telephone: (505) 326-2668
(Name, address, including zip code, and telephone number,
including area code, of agent for Service)

__________________________
D O  N O T  D I S S E M I N A T E

Exhibit Index Page S1-75

       S1-1

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:  As Soon as Practicable after this Registration Statement Becomes Effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  {  }

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  {  }

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  {  }

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  {  }

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  {  }

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	NUMBER OF SHARES TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE*	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE**	AMOUNT OF REGISTRATION FEE***
Outstanding Common Stock, no par value per share	1,155,609	$1.947	$2,247,963	$775
Total	1,155,609	$1.947	$2,247,963	$775

* Arbitrary price based on book value of shares as of August 31, 1999.
** Calculated only for purposes of determining the Registration Fee.
***The above calculated registration fee of $775 was paid with the initial filing of this Form S-1 on November 18, 1999.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

       S1-2

CROSS REFERENCE SHEET
ITEM IN FORM S-1	CAPTION IN PROSPECTUS	Page in Prospectus

Item 1 : Outside front cover of prospectus	Outside front cover page of prospectus	1
Item 2: Inside front and outside back cover pages of prospectus	Inside front cover page of prospectus Outside back cover page of prospectus	2 67
Item 3: Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Prospectus Summary Risk Factors Ratio of Earnings to Fixed Charges (Not Applicable)	3 5 N/A
Item 4: Use of Proceeds	Use of Proceeds	10
Item 5: Determination of Offering Price	Determination of Offering Price	10
Item 6: Dilution	Dilution	11
Item 7: Selling Security Holders	Selling Security Holders	11
Item 8: Plan of Distribution	Plan of Distribution	12
Item 9: Description of Securities to be Registered	Description of Securities	13
Item 10: Interests of named Experts and Counsel	Interests of Named Experts and Council	14
Item 11: Information with respect to the Registrant	Information About Intermountain Table of Contents contains detailed cross reference to Item 11 subsections.	15 2
Item 12: Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Not Applicable	N/A

       S1-3

Preliminary Prospectus Dated April 9, 2001
  Subject To Completion

 Intermountain Refining Co., Inc.

 1,155,609 Shares Of Common Stock

    Intermountain will distribute 1,155,609 shares of its common stock to eligible shareholders of Unico, Inc. If you are an eligible shareholder of Unico, the shares will be distributed to you as a Unico stock dividend on the basis of one share of Intermountain common stock for each share of Unico common stock that you held on July 12, 1999. The distribution of our shares will take place as soon as is practical after a registration statement filed with the Securities and Exchange Commission covering the shares being distributed has become effective. Intermountain will not receive any proceeds from the distribution of these shares.

    We urge you to read this prospectus carefully since it contains information that is important to you. Also, pay particular attention to the Risk Factors beginning on page 5.

    Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

    The information in this prospectus is not complete and may be changed.  We may not sell or distribute these securities until the registration statement filed with the Securities and Exchange Commission becomes effective.  This prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the company's common stock in any jurisdiction where the offer, solicitation or sale would be unauthorized or unlawful.

Intermountain Refining Co., Inc.
PO Box 35, Farmington, New Mexico 87499
(505) 326-2668

       S1-4

(Inside Front Cover Page of Prospectus)

       S1-5

Prospectus Summary

    Please read all of this prospectus carefully.  It describes the reason for the distribution of Intermountain stock as well as the finances and business activities of Intermountain.  Federal and state securities laws require that this prospectus include all important information that investors will need to make an investment decision.  Investors should rely only on the information contained in this prospectus when making an investment decision.  We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.  The following is a summary of the information contained in this prospectus.

Intermountain's Business Activities

    Currently, Intermountain is in the business of producing natural gas and manufacturing asphalt products.  Our natural gas production operations consist of owning a working interest in, and operating 20 natural gas producing wells located in southwestern Kansas. In the past, we have used storage tanks and loading equipment at our Fredonia, Arizona refinery to provide paving asphalt storage services for others. We have now expanded this operation to include the manufacture and sale of asphalt-based products used for the construction and maintenance of streets, parking lots, and highways. The project became operational in June 2000. In the future, Intermountain intends to utilize its expertise in developing and managing crude oil and petroleum products refining and processing projects to enlarge the scope of its business activities. There can be no assurance that we will be successful in implementing these plans.

     Over the past several years, Intermountain has experienced significant operating losses associated with its current and past operating activities and failed corporate mergers. Cash flows from operating activities have not been adequate to cover normal operating costs because several of our revenue sources have been discontinued or have substantially declined over the past four years. Intermountain has positive working capital, positive stockholders' equity, and has no debt service requirements at February 28, 2001. Intermountain's current declining revenue stream will allow us to sustain our operations on an ongoing basis for at least the next fiscal year but we recognize that Intermountain must generate additional revenues to avoid depleting its working capital.

Distribution of Intermountain's Common Stock

 Reason for Distribution

   Intermountain has operated as a private company since June 30, 1998. Prior to that time Intermountain was a wholly owned subsidiary of Unico.  In February 1998, Unico entered into a stock purchase agreement with Starlicon Group Inc. to acquire all of the outstanding stock of Starlicon International Corporation, a wholly owned subsidiary of Starlicon Group, in exchange for common and preferred stock of Unico. The stock issued to Starlicon Group would have resulted in a change in control of Unico. Subsequently, Unico unilaterally rescinded the stock purchase agreement because the financial condition of Starlicon International did not meet the financial requirements established in the stock purchase agreement. Unico also filed a legal action against Starlicon Group seeking a court ordered rescission of the stock purchase agreement.

    In June 1998, Unico and Starlicon Group reached a settlement of the legal action and entered into a novation agreement. The novation agreement provided for Unico to complete the purchase of Starlicon International but additionally incorporated the rescission and settlement terms sought by Unico. The rescission and settlement terms of the novation agreement provided for Intermountain to own and control all of Unico's assets that existed immediately before the acquisition of Starlicon International and for Unico to relinquish all rights of ownership and control over Intermountain's common stock. Control of Intermountain's common stock was vested with the current board of directors of Intermountain who were entitled to distribute Intermountain's stock to shareholders of Unico who held Unico common stock that had been issued and outstanding prior to the acquisition of Starlicon International. All of the outstanding stock of Intermountain was placed in a trust for the benefit of those Unico shareholders who are eligible to receive it.

       S1-6

Shareholder Approval of the Rescission and Distribution.

    The novation agreement allowed for approval of the Intermountain stock distribution (the final step in the rescission process) by the "New Unico" shareholders, if counsel for Intermountain or Unico determined that such approval was necessary. To insure that the Starlicon group shareholders would approve the distribution if the issue were put to a vote, the novation agreement required all former Starlicon shareholders who received Unico stock to grant a proxy in favor of the Intermountain stock distribution. Ultimately, the Starlicon group advised that it planned to obtain New Unico shareholder approval for the Intermountain stock distribution. Intermountain did not oppose the plan even though it did not believe shareholder approval was necessary.

    Despite the claim that it wanted shareholder approval, the Starlicon group never put the matter to a vote. Finally, in June, 1999 the Starlicon Group advised that Unico's financial condition was deteriorating and that Unico might have to file bankruptcy. This information concerned Intermountain, because a Unico bankruptcy case could have substantially delayed the rescission/distribution. To force the Starlicon group to abide by their contractual obligations, and to obtain an updated shareholder list needed to complete the distribution, a group of Unico shareholders, including William Hagler, president of Intermountain, called a special meeting of Unico's shareholders. The meeting was called in accordance with New Mexico corporate law, for the sole purpose of approving the rescission and the distribution of Intermountain stock. No proxy materials were provided to Unico's shareholders for the meeting. The special meeting was held as scheduled and the rescission and distribution was approved by unanimous vote of the shares represented at the meeting, which consisted of approximately 84% of the outstanding stock of Unico. The Starlicon Group's proxies were voted in favor of the rescission and distribution.

The Distribution

    Intermountain is distributing all of its common stock to the shareholders of Unico who are eligible to receive the shares. The distribution to the eligible shareholders will be made as soon as is practical after a registration statement filed with the Securities and Exchange Commission covering the shares to be distributed has been declared effective.

Shareholders Eligible to Receive the Distribution:   The Unico shareholders eligible to receive the distribution of Intermountain stock include all Unico shareholders who held Unico stock as of July 12, 1999 except: (i) those Unico shareholders who held Unico stock issued in connection with the Starlicon International acquisition; and (ii) those shareholders who held Unico stock issued by Unico after June 30, 1998 with the exception of those holders of 30,000 shares of Unico stock which were originally issued to Mr. Leo Murphy after June 30, 1998.

    If you are an eligible shareholder you will receive one share of Intermountain common stock for each share of Unico common stock that you owned on July 12, 1999. The Intermountain shares will be distributed as a Unico dividend.  You will pay nothing for the shares that you receive, although you may have to pay taxes on the value of the shares. You will continue to own your Unico shares.  There is currently no public trading market for Intermountain stock.

       S1-7

The Securities To Be Distributed

Type of Security :	Common Stock, no par value per share

Number of Shares Presently Outstanding	1,155,609 shares (Held in trust)

Number of Shares Outstanding After the Distribution:	1,155,609 shares

    1,155,609 shares of Intermountain common stock will be distributed from the trust to the eligible shareholders.  After completing the distribution, Intermountain estimates there will be approximately 425 shareholders.

Risk Factors
    You should consider the common stock of Intermountain to be an investment involving a high degree of risk.  You should read this entire prospectus and carefully consider the risk involved with this investment including the following factors:

Risks Related to Intermountain's Operations

Intermountain has sustained operating losses in the recent past and may continue to sustain such losses in the future. The table below summarizes income/loss associated with continuing and discontinued operations experienced by Intermountain over the last four years:

Year Ended	Continuing Operations	Discontinued Operations	Net Income/Loss
November 30, 2000 (9months)	$(102,979)	$ -	$(102,979)
February 28, 2000	$(467,455)	$ (3,820)	$(471,275)
February 28, 1999	$(750,557)	$ 20,090	$(730,467)
February 28, 1998	$(185,235)	$ 210,673	$ 25,438
February 28, 1997	$(213,556)	$(512,020)	$(725,576)

    Intermountain has experienced declines in revenues related to operations that have been severely reduced or discontinued over the past several years. We have sought to improve or replace revenue sources but our efforts thus far have not been very successful. As part of our efforts, during fiscal 1997 and fiscal 1999, we entered into two separate merger agreements that were intended to foster diversification and growth. Both mergers however failed resulting in considerable losses from legal and professional expenses incurred, and impairment losses recorded for investments made in conjunction with one of the mergers. Continued losses from our operations or expenses incurred to resolve outstanding merger issues may result in depletion of our working capital and significantly limit our ability to sustain our current operations.

      Our revenues are presently derived from the production and sale of natural gas, the manufacture of asphalt based-products, interest on our cash balances, rental income from office space, and fees earned from consulting.  Theses revenue sources are limited and you should not consider them to have significant potential for increasing revenues or profits. Even with further economies and improvements, we do not expect our present operations to result in significant positive earnings.  Moreover, negative trends in natural gas prices, interest rates and maintenance costs or other factors could cause greater operating losses.

Development of possible future projects has a high degree of risk and uncertainty. In an effort to expand our current revenue base we intend to pursue potential projects that apply our experience in processing and storage of petroleum products and hopefully achieve greater utilization of our petroleum product refining assets. Projects of this type are often costly to develop and are subject to a considerable number of uncertainties that may result in the failure of the project and loss of development costs invested.

       S1-8

Intermountain's capital available for development of future projects is very limited. Projects that we may consider for future development may require capital expenditures beyond the funds we have available. As of November 30, 2000, Intermountain had working capital of $772,000. However, $500,000 of cash is restricted from use because it has been pledged as security for a bank letter of credit issued to Paramount Petroleum Corporation. The remaining $272,000 of working capital is needed to fund our ongoing operations. If a viable project is identified in the near future, we may be required to seek additional funding by engaging a partner, incurring debt, or raising additional equity. There is no assurance that the necessary capital could be obtained from any of these sources in a timely manner or under terms that would be acceptable to Intermountain or its shareholders. Furthermore, the issuance of shares as a means of obtaining capital could result in dilution of then existing shareholder interests. Debt financing could additionally involve restrictive covenants that could affect future capital raising activities and financial and operational matters.

Intermountain's ability to develop future projects is diminished because it has limited human resources.  Our management staff consists of 3 individuals, including officers, and is currently at minimum size in order to conserve our financial resources. The responsibilities of these individuals not only include the overall day to day administration of our business activities, but further include identification, development and evaluation of new business projects.  Our ability to work on more than two or three potential projects at a time is limited.  It is possible that viable opportunities could be missed because of these personnel constraints.

Reliance on exclusive contracts reduces the ability of Intermountain to diversify its revenue sources and increases the potential for loss associated with credit risk and actions by customers.

  Sales of natural gas under exclusive contract with Oneok Field Services. Exclusive contracts for the sale of natural gas are common in the natural gas industry, especially for small producers, like Intermountain, who often do not have the manpower and resources necessary to market their production on a month to month basis. Intermountain presently sells substantially all of its natural gas production under a five year exclusive contract with Oneok. While we believe that the sales pricing terms under the contract are fair, Intermountain cannot seek to maximize its selling prices by obtaining competitive bids from other potential buyers. Oneok has the ability to control the amount of natural gas that we produce. If Oneok's demand for our gas is reduced, the contract prohibits us from seeking another buyer for unsold production capacity. Significant reductions in Oneok's demand over a period of several months or more would have a substantial impact on our natural gas revenues and significantly reduce our cash flows from this activity. Reliance on a single customer for the sale of our natural gas further represents a significant credit risk. Intermountain sells its gas under normal credit terms and relies on Oneok to pay for its purchases in a timely manner. If Oneok were to experience significant financial difficulties, realization of receivables could be delayed or even lost. The contract with Oneok expires in February 2005 but may be terminated by Oneok at any time if the contract is determined, in Oneok's sole discretion, to be uneconomic.
  Asphalt based paving product manufacturing activities will be carried out under exclusive contract with Paramount Petroleum Corporation. . Our contract with Paramount provides for Intermountain to purchase asphalt raw materials from Paramount, to process those raw materials into finished products meeting specifications determined by Paramount, and to sell the finished products to Paramount. Intermountain's revenues from the sales of products to Paramount are dependant on the amount of revenue that Paramount recognizes from the resale of such products. Paramount has the sole control over the resale of our products including control over the selling prices charged to its customers. Pricing policies and marketing practices established by Paramount could have a material impact on Intermountain's profitability on the sale of products to Paramount. If sales volumes are too low, or if prices are deeply discounted , revenues may not be adequate for Intermountain to recover its raw materials and operating costs. Under the terms of the contract, Intermountain does not have the right to reject any orders or otherwise terminate its obligations under the contract if the activity is unprofitable. If unprofitable operations associated with this activity were to persist for even short periods of time, Intermountain's cash flows and results of operations could be materially affected. The contract with Paramount expires in May 2004 but may be terminated by Paramount after May 2001 if the contract is determined, in Paramount's sole discretion, to be uneconomic.

       S1-9

Intermountain's small size and limited resources increase the potential to experience material losses from general risks inherent to the natural gas and petroleum products processing industries. Such general risks include hazards associated with the raw materials processed and products produced , increasing government regulation, and volatility of raw material and product markets.

  Natural gas production and petroleum product processing is hazardous and may result in significant losses.  Our present and potential future operations are subject to the hazards and risks inherent in producing natural gas and processing petroleum products. Such hazards and risks may include fires, explosions, pipeline ruptures, saltwater spills and oil spills, any of which could result in the loss of products, environmental pollution, personal injury claims, damage to our facilities and damage to the property of others.  As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses.  We may elect to self insure in circumstances where we believe that the cost of insurance, if available, is excessive relative to the potential risks.  The occurrence of an event that is not covered, or not fully covered, by third party insurance could have a material adverse effect on our business, financial condition and results of operations.
  Increasing government regulation of natural gas production and petroleum product processing activities could adversely affect our ability to carry out our operations in the future.  Governments at all levels - national, regional and local - extensively regulate gas production and petroleum processing activities.  Laws and regulations govern many aspects of these activities including occupational health and safety, labor standards and environmental matters.  We must comply with these laws and regulations as they apply to our present and future operations.  In recent years, governments have strengthened many of these laws and regulations, thereby increasing the burdens on small companies such as ours in a number of ways including the following:

    Increasing the amount of potential liability associated with a particular event,
    Expanding the categories of participants who may be responsible for the liabilities associated with that event,
    Increasing reporting requirements; and
    Subjecting operations to greater requirements for advance regulatory clearance.

    The introduction of new laws could impose compliance burdens that require allocation of limited human and financial resources beyond our current means.

  Prices for natural gas and hydrocarbons are volatile.  Our operations will be significantly affected by changes in the market price of natural gas and other hydrocarbons.  Prices for such products are subject to wide fluctuations in response to changes in the supply and demand, weather conditions, governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East and elsewhere and overall economic conditions.  We are unable to predict future price movement with any certainty. Even short periods of low natural gas or asphalt paving product prices relative to operating and raw material costs could have a material adverse affect on our ability to continue operations.

       S1-10

Risks Related to Owning Intermountain Common Stock

Your ability to sell your Intermountain stock in the future may be limited because there is currently no market for trading our common stock and no assurance that a market will ever develop or, if established, will be maintained.  Intermountain's common stock does not now, and may never qualify for listing on any securities exchange.  In the absence of an over-the-counter market in Intermountain's common stock, or listing on an exchange, holders of the common stock will be unable to sell their shares through normal brokerage channels and may be unable to determine the value of their securities accurately.  Consequently, selling our shares will probably be more difficult.  We have had discussions with a market maker regarding participation as a market maker for these securities, but there is no assurance that any market maker will participate.

Regulations affecting low priced stock may make it more difficult to resell your shares.  Because of the potential low price of our common stock and the fact that it is not listed on any exchange, the shares may be subject to a number of regulations which may affect the price of the shares and your ability to sell the shares in the market.

    The Securities and Exchange Commission's regulations define a penny stock to be any equity security that has a market price or exercise price of less than $5.00 per share, subject to some exceptions.  We believe that the penny stock rules will apply to our stock. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These requirements probably will reduce the level of trading activity for our common stock and may adversely affect the ability of broker-dealers to sell our securities.

If you are an affiliate of Intermountain your ability to sell your shares will be limited.  If you are an affiliate of Intermountain under the rules and regulations of the Securities and Exchange Commission you may not sell your shares unless you comply with Rule 144 or another exemption from registration.  You will be considered an affiliate if you are an officer or director of Intermountain or if you beneficially own 5% or more of its securities.  We believe that the only shareholders who may be affiliates after the distribution are Mr. Hagler, a director and President, and Mr. Hurt, a director, Secretary and Treasurer of Intermountain and Mr. and Mrs. William Braddock, individuals, who will own in excess of 5% of our shares.  See "Security Ownership of Certain Beneficial Owners and Management."

Future sales of large amounts of stock in the open market may adversely affect the market price of our common stock.  We are unable to predict the effect that sales made Under Rule 144 or otherwise, may have on the then prevailing market price of our common stock.  It is likely that market sales of large amounts of the shares of Intermountain (or the potential for those sales even if they do not actually occur), will have the effect of depressing the market price of our common stock.  After the distribution of our stock is completed, there will be 1,155,609 shares of our common stock outstanding. Of this amount, 700,712 shares, or 61% of the total outstanding shares, will be held by three individuals who are considered affiliates of Intermountain who are subject to trading limitations under Rule 144. The maximum number of shares that each of these individuals may sell during any three month period will be the greater of 11,556 shares, (1% of the total outstanding stock of Intermountain) or; the average weekly trading volume of Intermountain stock for the four trading weeks prior to the sale by the individual. Of the remaining 454,897 shares, 442,643 , or 38%, will be held by non-affiliates who will not be subject to any trading limitations. See "Description of Securities" and "Market Price, Dividends and Other Matters."

       S1-11

Eligible shareholders may be taxed on the distribution  The shareholders who receive a distribution of Intermountain stock may be taxed if the fair market value of Intermountain common stock at the time of the distribution exceeds the holders tax basis in their Unico stock. Unico will report a dividend distribution to the Internal Revenue Service based on the estimated fair market value of the Intermountain shares on the date of the distribution.  However, the Internal Revenue Service may disagree and attribute a substantially higher fair market value to the Intermountain common stock, in which case, the tax impact on the shareholders could increase significantly.  See "Federal Income Tax Consequences of the Distribution."

Other Risk Factors

Possible Securities Law Violation. As mentioned in the Prospectus Summary, a group of Unico shareholders called a special meeting of Unico shareholders for August, 1999, for the purpose of approving the distribution of Intermountain stock as provided in the novation agreement. No proxy or registration materials were provided by Unico, Intermountain or the shareholder group for this meeting. While Intermountain did not believe such approval was required, it supported the special meeting in principle because it appeared to be the only practical way to obtain a current shareholder list and complete the rescission.

    If it is subsequently determined through a successful claim by an affected shareholder or shareholders that such proxy materials were required, and that the vote to approve the rescission was taken in violation of Section 5 of the Securities Act of 1933, the claiming shareholder or shareholders might be entitled to rescission and other rights provided for in Section 12 of the Securities Act of 1933.

Forward Looking Information

    Some of the statements contained in this prospectus relate to future expectations, contain projections of results of operations or financial condition or include other forward-looking information. When used in this prospectus, the words "estimate", "project", "anticipate", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements.  You are cautioned not to place undue reliance on the forward-looking statements. Forward-looking information is based on various factors and assumptions.  Important factors that may cause actual results to differ from projections include, for example, the success or failure of our efforts to implement our business strategy;
  inability to obtain capital at an acceptable cost;
  the effect of changing economic conditions;
  our ability to attract and retain qualified employees; and
  other risks which may be described in our future filings with the SEC.  However, we do not promise to update forward-looking information to reflect, for example, actual results or changes in assumptions.

       S1-12

Use of Proceeds

    Neither Unico nor Intermountain will receive any proceeds or other consideration for the Intermountain shares distributed to the eligible shareholders.

Determination of Offering Price
    The offering price, for purposes of this prospectus, is the estimated net book value of Intermountain common stock on November 30, 2000 of $1.49 per share. For purposes of establishing a fair market value of the shares to be distributed for taxation reporting, the price will be based upon the "first trade" of the shares after completion of the distribution and public trading begins. See "Federal Income Tax Consequences of the Distribution".

    There has never been an established market for public trading of Intermountain's stock and no prediction can be made as to the initial trading price after completion of the distribution and public trading, if any, begins.

Federal Income Tax Consequences of the Distribution

    The following discussion is a summary of the material U.S. federal income tax consequences of the distribution of Intermountain's shares to the eligible shareholders.  However, it is not a complete discussion of all potential tax effects that might be relevant to the distribution.  It also is limited to domestic non-corporate shareholders.  It may not apply to some classes of taxpayers, including corporations, nonresident aliens, insurance companies, tax-exempt organizations, financial institutions, securities dealers, and broker-dealers.  Taxpayers in any of these or similar categories should consult their own tax advisors regarding the tax consequences of the distribution.

    The following summary is based our understanding of laws, regulations, rulings, practice and judicial decisions in effect at the date of the registration statement.  Legislative, regulatory, or interpretive changes, or future court decisions or interpretations may or may not be retroactive and could affect the tax consequences described herein.
Neither Unico nor Intermountain intend to request a ruling from the Internal Revenue Service regarding the federal income tax consequences of the distribution.  Based on the facts of the proposed distribution, the transaction does not qualify as a tax free distribution.  Unico will report the transaction as a taxable distribution controlled by Section 301 of the Internal Revenue Code of 1986 discussed as follows:

    Each recipient of Intermountain stock will be considered to have received a potentially taxable distribution in the amount equal to the fair market value of Intermountain's stock on the date of the distribution. The stock will be taxed as ordinary dividend income to each recipient in an amount equal to the lesser of the current and accumulated "earnings and profits" of Unico, or the value of Intermountain's stock distributed. Based upon a preliminary analysis, it is not believed that Unico has, or will have, any such "earnings and profits" on the date of the distribution. Accordingly, no portion of the value of Intermountain's stock distributed will be taxable as dividend income. Assuming this is the case, the value of Intermountain stock distributed will first be applied against, and will reduce, the recipient's adjusted basis in their Unico common stock, and any remaining amount will be treated as gain from the sale or exchange of property.

       S1-13

For example: Assume two Unico shareholders, A and B, each purchased one share of Unico common stock several years ago for differing amounts and are eligible to receive a distribution of Intermountain common stock. Also assume that the fair market value of Intermountain's common stock on the date of the distribution was equal to its book value on November 30, 2000. The following table illustrates the federal income tax impact of the distribution on the two shareholders individually:

All amounts in $ per share	Shareholder
	A	B
Original purchase price paid for Unico common stock	$5.00	$1.00
Assumed market value of Intermountain common stock	$1.49	$1.49
Ordinary dividend income assuming Unico has no accumulated earnings and profits on the date of the distribution	$0.00	$0.00
Reduction of basis in Unico stock	$1.49	$1.00
Taxable gain from the sale or exchange of property	$0.00	$0.49
Income tax liability assuming a tax rate of 27%	$0.00	$0.13
Adjusted basis in Unico stock	$3.51	$0.00

    The recipient's basis in Intermountain stock will be equal to its fair market value on the date of the distribution, and the recipient's holding period will begin on that date.

    For tax valuation purposes, the fair market value of the shares on the date of the distribution will be based on the "first trade" of the shares after completion of the distribution and public trading begins. The "first trade" is the first occurrence of a trade transaction, or series of closely timed trade transactions, between unrelated parties after the stock becomes available for sale in a public trading market. The length of time from the date of the distribution and the occurrence of the "first trade" cannot be reasonably predicted and is dependent on a public trading market developing. See "Risk Factors - Risks Related to Owning Intermountain Common Stock".

    Upon completion of the distribution and establishment of a fair market value, the eligible shareholders will receive a copy of the Form 1099 filed with the Internal Revenue Service by Unico, along with appropriate documentation and forms to be used to assist the shareholders in preparing their income tax returns.

    The foregoing statements represent the opinion of Intermountain's management.  The Internal Revenue Service is not bound by and may not agree with this opinion regarding the value of the Intermountain's shares or the other matters discussed above.  If the Internal Revenue Service were to successfully assert that a substantially higher value should be placed on the Intermountain shares distributed, the tax impact could increase significantly.

   The summary of federal income tax consequences set forth above is for general information only. All recipients of the distribution should consult their own tax advisors as to the particular tax consequences of the distribution to them, including the applicability and effect of state, local and foreign tax laws.

Dilution
    The distribution represents an initial distribution of Intermountain stock to the public. Since 100% of the issued and outstanding stock of Intermountain will be distributed and each of the eligible shareholders will receive a number of Intermountain shares equal to their holdings of Unico common stock held on July 12, 1999, there will be no dilution.
Selling Security Holders

    The distribution represents a complete distribution of Intermountain common stock as settlement of a prior legal action. Since 1985 and until June 30, 1998, Unico had been the sole shareholder of Intermountain. All of the issued and outstanding stock of Intermountain was transferred into a trust to be held for the benefit of the eligible shareholders. Unico no longer owns any shares of Intermountain common stock and will not receive any proceeds as a result of this distribution.

       S1-14

Plan of Distribution
    Intermountain will distribute 1,155,609 shares of its no par value common stock to shareholders of Unico who are eligible to receive them. The Intermountain shares distributed will be treated as a Unico dividend by the eligible shareholders.

    The eligible shareholders will receive one share of Intermountain common stock for each share of Unico common stock they held as of July 12, 1999. The certificates representing the dividend shares will be mailed to the eligible shareholders as soon as is reasonably practical after a registration statement filed with the Securities and Exchange Commission to register the shares being distributed has been declared effective.  The eligible shareholders will not be required to make any payment or take any other action in connection with the dividend shares. The value of the Intermountain shares distributed however may be taxable to the eligible recipients. See - Federal Income Tax Consequences of the Distribution.

    Upon completion of the distribution, there will be approximately 425 shareholders of Intermountain based upon the estimated number of eligible shareholders as shown on the stock records of Unico as of July 12, 1999.

    The distribution is the result of the settlement of a legal action filed by Unico in May 1998 to rescind a stock purchase agreement to acquire the stock of Starlicon International from the Starlicon Group. The terms of the settlement are embodied in the novation agreement made between Unico and Starlicon Group that was effective on June 30, 1998. The settlement terms included in the novation agreement provided for the following actions:

  Unico acquired all of the outstanding shares of Starlicon Group's wholly owned subsidiary Starlicon International in exchange for common and preferred stock of Unico. As a result of the transaction, Starlicon Group held a greater than 80% controlling interest in Unico.
  All of Unico's assets and operations that existed immediately before the execution of the novation agreement were brought under the sole management and control of William N. Hagler and Rick L. Hurt, the officers and directors of Intermountain.
  Unico relinquished all control over Intermountain's common stock. The stock certificate for 50,000 shares of Intermountain's common stock, representing all of the issued and outstanding shares of Intermountain, along with a proxy to vote Intermountain's common stock was given to Michael McGloin, an attorney for Intermountain, to vote such stock at the direction of the board of directors of Intermountain. Subsequently, the stock certificate and proxy were transferred to a trust established for the benefit of the Unico shareholders eligible to receive the distribution of Intermountain stock. The trustee of the trust is William J. Hickey.
  The board of directors of Intermountain was granted the authority to distribute the shares of Intermountain to shareholders of Unico who held Unico common stock that had been issued and outstanding prior to the execution of the novation agreement.
  William N. Hagler and Rick L. Hurt, the officers and board of directors of Unico prior to execution of the novation agreement, resigned and were replaced by officers and directors chosen by Starlicon Group.

    The novation agreement contained provisions that effectively delayed the physical distribution of Intermountain's common stock pending the result of a requirement for Unico to file for a new listing on the NASDAQ Stock Market. Unico however never filed for the new listing. On December 3, 1998, the board of directors of Intermountain informed Unico that it intended to proceed with the distribution. Subsequently, all Unico shareholders were notified that July 12, 1999 had been set as the record date for determination of the Unico shareholders eligible to receive the distribution.

    On July 30, 1999, 50,000 shares of Intermountain common stock, representing all of the outstanding stock of Intermountain at that time, were transferred into a trust for the benefit of the Unico shareholders eligible to receive the distribution. The important provisions of the trust include the following:

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  The trust was established to insure that a trading market in Intermountain's common stock did not develop until a registration statement filed with the Securities and Exchange commission to register the Intermountain shares to be distributed had been declared effective. Upon effectiveness of the registration statement, the trustee will be instructed to distribute 1,155,609 shares of Intermountain's common stock to the beneficiaries. Effective on February 29, 2000, Intermountain declared a 23.11218 for 1 stock split so that the number of Intermountain shares of outstanding would be equal to the number of shares that will be distributed.
  The trust is irrevocable and cannot be terminated except upon the distribution of Intermountain's common stock to the beneficiaries.
  The trustee has the sole authority to vote the shares of Intermountain. However, the trustee may canvas the beneficiaries to determine how they wish him to vote on any matters submitted to a vote of Intermountain shareholders.
  Any tax liability associated with the distribution of the Intermountain shares will accrue to the beneficiaries of the trust.

    The cost to distribute Intermountain's shares to the eligible shareholders includes registration fees, legal and accounting fees, transfer agent fees, printing, and mailing costs. It is expected that Intermountain will incur approximately $200,000 for such costs. Under the terms of the novation agreement, Unico agreed to reimburse Intermountain $125,000 of such expenses. See "Certain Relationships and Related Party Transactions- Unico/Starlicon."

    No underwriters or brokers are involved in the distribution. A copy of this prospectus will be mailed to each eligible shareholder as soon as is practical after the registration statement has been declared effective. Intermountain will also mail copies of this prospectus to brokers and dealers who are known to trade or make a market in Unico's common stock or who may reasonably be expected to trade or make a market in Intermountain's common stock in the future. However, Intermountain does not anticipate that an active market for its common stock will develop in the near future, and there can be no assurance that a trading market will develop at any time. See Risk Factors - Risks Associated with Owning Intermountain Common Stock."

Description of Securities

    The authorized capital stock of Intermountain consists of 10,000,000 shares of common stock, no par value, and 5,000,000 of shares of undesignated preferred stock, $.01 par value.

Common Stock

    There are presently 1,155,609 shares of the Company's common stock issued and outstanding which are held in a trust for the benefit of the eligible shareholders. Such shares will be distributed to the eligible shareholders when the registration statement has been declared effective.

    The securities to be distributed consist of 1,155,609 shares of Intermountain common stock, with no stated par value. Such stock will be fully paid and non-assessable and  shall be entitled to receive dividends as may be declared by Intermountain's board of directors from time to time. Each share of common stock shall have voting rights equivalent to one vote for each share. Cumulative voting is not allowed. Common stockholders do not have any preemptive rights to acquire additional shares if additional common stock is issued by Intermountain in the future.

    After the distribution is completed, the total number of shares of common stock outstanding will be 1,155,609. There are no outstanding options, warrants to purchase, or securities convertible into, common stock of Intermountain. Of the aforementioned 1,155,609 shares, 712,966 will be subject to trading restrictions under Rule 144 of the Securities Act to the extent that they will be held by officers, directors and greater than five percent (5%) owners of Intermountain common stock or the Unico shares for which the Intermountain shares are being distributed are themselves restricted.

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Preferred Stock

    There are 5,000,000 shares of undesignated preferred stock authorized and no shares of preferred stock issued or outstanding. Intermountain's articles of incorporation authorize the board of directors to designate and issue preferred stock at any time. Preferred stock, if designated by the board of directors in the future, may have rights, preferences or privileges senior to those of the common stock. Examples of preferred stock rights or preferences that may be designated by the board of directors may include:

  Liquidation preference - In the event of a liquidation of the corporation, preferred stock may have a liquidation preference entitling the preferred shareholders to receive a distribution of the net assets of the corporation before the common shareholders. The amount of such liquidation preference is generally limited to the stated or par value of the preferred stock but may include a premium amount in excess of the stated value.
  Dividend preference - Preferred stock may have a dividend preference generally stated as a percentage of the stated or par value. If the board of director declares a dividend, then the dividend preference generally entitles the preferred shareholders to receive the stated dividend amount before any dividends may be paid to common shareholders.
  Cumulative dividends - Preferred stock dividends may be cumulative providing for the stated dividend rate to accumulate annually. If the board of directors declares a dividend, the total amount of the then accumulated dividend must be paid to the preferred shareholders before any dividends may be paid to common shareholders.
  Voting preferences - Preferred stock may have special voting rights giving preferred shareholders greater voting control than common shareholders.
  Conversion preferences - Preferred stock may have conversion features that allow its conversion into common or other stock of the corporation. The rate of conversion, or the number of shares of common stock received in exchange for each share of preferred stock converted, may be set such that the conversion of preferred stock may have a dilutive effect on common shareholders.

Possible Anti Takeover Effect of Authorized But Unissued Stock

        Intermountain's authorized but unissued capital stock will consist of 8,844,391 shares of common stock and 5,000,000 shares of preferred stock. The existence of authorized but unissued capital stock, particularly undesignated preferred stock, may prevent or discourage transactions that shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over its then market price. For example, if the board of directors were to determine that a takeover proposal was not in Intermountain's best interests, such shares could be issued in one or more private placements or other transactions without shareholder approval. Such transactions may prevent or render more difficult or costly the completion of the takeover transaction by:

  Diluting the voting or other rights of the shareholders.
  Creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors.
  Effecting an acquisition that might complicate or preclude the takeover.

Interests of Named Experts and Counsel

    The financial statements of Intermountain as of February 29, 2000 included in this prospectus have been audited by Atkinson & Co. Ltd., Certified Public Accountants, 707 Broadway NE, Suite 400, Albuquerque, NM 87102, and are included in reliance upon the authority of that firm as experts in accounting and auditing. Atkinson & Co., Ltd., including its principals and partners, hold no interest, beneficial or otherwise, in Intermountain or Unico.

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Information About Intermountain
History of Business

    Intermountain was incorporated under the laws of the state of New Mexico in January 1984 for the purpose of acquiring an asphalt refinery located in northern Arizona and engaging in the refining, processing and marketing of the refined petroleum products.   In January 1985, Unico acquired 100% of the outstanding common stock of Intermountain for cash and notes.  Intermountain operated as a wholly owned subsidiary of Unico until June 30, 1998.

    Unico was incorporated under the laws of the state of New Mexico in April, 1979 for the purpose of engaging in wholesale and retail distribution of gasoline, diesel fuel and lubricants.  In February, 1984, Unico became publicly traded through an initial public offering of its common stock under Regulation A of the Securities Act of 1933.  Unico filed a Form 10 with the Securities and Exchange Commission in September 1986 and became a reporting company under the Securities Act of 1934. On June 14, 1999, Unico filed a Form 15 with the Securities and Exchange Commission to remove itself from periodic reporting requirements. Unico was previously traded on the Nasdaq Stock Market(sm)) under the symbol UNRC.

    In February 1986, a 3,000 kilowatt co-generation facility was placed in service at Intermountain's refinery. The co-generation facility was substantially constructed under an operating lease with Caterpillar Finance Corporation and was operated by Intermountain until it was taken out of service in 1998. The leased equipment was purchased by Intermountain at the end of the lease term in 1996.

    In July 1988, Unico purchased the assets of Methanol Production Corporation for Unico common stock and the assumption of debt.  This acquisition included approximately 2.9 billion cubic feet of proven producing natural gas reserves and a development package for a methanol, (methyl alcohol), manufacturing facility proposed for the Denver, Colorado area.  The natural gas production acquired from Methanol Production Corporation was owned and operated directly by Unico until May 1998 when ownership and operation of the properties was transferred to Intermountain.

    The construction and operation of the methanol manufacturing facility was carried out by Sand Creek Chemical LP, a partnership formed between IC Partners LP, and General Electric Capital Corporation. IC Partners, the general partner of Sand Creek Chemical, was formed between Intermountain Chemical, Inc., a newly formed subsidiary of Unico, and Public Service Company of Colorado. Intermountain Chemical was named as the managing general partner of Sand Creek Chemical and carried out engineering, construction, management and operation of the facility.  The facility was placed in service in mid 1992 and was operated by Intermountain Chemical until September, 1997. In 1994, Public Service Company of Colorado sold a portion of its interest in IC Partners to Gas Technologies Inc., another newly formed subsidiary of Unico. In August 1997, IC Partners sold its interest in Sand Creek Chemical. IC Partners was then liquidated by distributing its net assets to its partners and then dissolved. After IC Partners was liquidated, Intermountain Chemical and Gas Technologies were also liquidated by distributing their net assets, consisting solely of cash, to Unico and in turn themselves dissolved. Management fees, expense reimbursements, and Intermountain Chemical's and Gas Technologies' share of partnership income and loss allocations are now classified as discontinued operations for historical financial reporting purposes.

    In 1996, Unico entered into a letter of intent to acquire the outstanding common stock of Chatfield Dean & Co., a Denver based stock brokerage firm. The merger however was subsequently terminated by mutual agreement of the parties. Concurrent with the execution of the letter of intent, Unico purchased $600,000 of Chatfield preferred stock in a private placement and subsequently exercised a warrant to purchase 50,000 shares of Chatfield common stock for $500. The preferred and common stock was transferred to Intermountain in May 1998.

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    In February, 1998, Unico entered into an agreement to acquire 100% of the outstanding stock of privately held Starlicon International from Starlicon Group for newly issued Unico common and preferred stock.  Starlicon International marketed computer peripherals under the "Paradise" brand name as well as other generic computer components.  The transaction, which contemplated a change in control of Unico, was contingent on, among other things, the completion of an audit of Starlicon International's financial statements. The audited statements subsequently revealed that the unaudited statements originally provided to Unico were not accurate. In May, 1998 Unico notified Starlicon Group and Starlicon International that it was rescinding the transaction. In addition, Unico filed a complaint in the United States District Court for the Central District of California seeking confirmation of Unico's rescission of the transaction. Effective June 30, 1998, the parties settled the pending litigation by entering into a novation agreement. Under the novation agreement, ownership and control of all Unico assets and business operations as they existed immediately before the effective date of the novation agreement were transferred to Intermountain to be held in trust for Unico's original shareholders.

    The ultimate effect of the novation agreement was to restore the ownership and control of the assets and business operations of Unico that existed prior to the execution of the novation agreement, back to the original shareholders of Unico. The assets previously owned by Unico, and its business activities, are now owned and operated exclusively by Intermountain as an independent corporation completely separate from Unico.

Description of Intermountain's Business Activities

    Intermountain conducts its business in the following areas:

  Production of natural gas
  Manufacture and storage of asphalt paving products
  Other business activities including providing management and consulting services to others, and leasing unused space in Intermountain's office building.

    Intermountain has also conducted other business activities that have recently been discontinued including:

  Generation of electric power
  Operation and management of a methanol manufacturing facility in Commerce City, Colorado

Natural Gas Production:

    Intermountain owns working interests in and operates 20 natural gas producing wells located in Southwestern Kansas. Natural gas and helium produced is sold, under exclusive contract, to Oneok Field Services. Day to day operation and maintenance of the wells is performed by an individual under contract with Intermountain. In February 2000, Intermountain completed a new well on an existing gas lease in Kansas that was acquired through the exercise of a dry hole take over option under a farmout agreement with an unrelated oil exploration company. Intermountain has no current plans to drill additional wells on the Kansas leases. Further, Intermountain has no plans to expand its natural gas production activities in other areas since it believes that it lacks the financial resources to do so effectively.

    The exclusive contract with Oneok Field Services contains the following material provisions:

  The original term of the agreement was for one year beginning on December 1, 1994 and continued on a month to month basis until February 1, 2000 when the term was extended for five years until January 31, 2005. The term will continue on a year to year basis after January 31, 2005 unless terminated by either party on sixty days notice. Oneok has the option to terminate the agreement on thirty days notice if Oneok determines that the purchase of gas under the contract is uneconomic.
  The monthly price paid to Intermountain for natural gas produced and delivered to Oneok is based on the published first of month index price for natural gas delivered to Panhandle Eastern Pipeline Co. in Texas and Oklahoma, less $.15 per million Btu, less a minimum gathering fee of $.2029 per million Btu and less 0.8% charge for fuel, loss and unaccounted for gas. The gathering fee is adjusted annually on January 1 based on the change in the gross domestic product implicit price deflator for the prior 12 months.

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  With the exception of small quantities of agricultural use gas sold to several land owners, Intermountain is committed to deliver its entire deliverable capacity from all of its wells for purchase by Oneok at such times and in such quantities as Oneok may request.
  Payments to Intermountain for gas purchased are due from Oneok on the 30th day of the month following the month of delivery. Intermountain does not require any collateral or other security for amounts receivable from Oneok.
  Intermountain is responsible for the payment of all taxes, including production, severance, excise, and property taxes, associated with the production of natural gas. Oneok is responsible for reporting and paying monthly production and severance taxes to the state of Kansas. Production and severance taxes paid by Oneok are withheld from payments made to Intermountain.

    Intermountain depends on Oneok for substantially all of its natural gas sales which represents a significant portion of Intermountain's total revenues. Such reliance on a single source of revenues may represent a significant risk. See Risk Factors - Risks Related to Intermountain's Operations.

Refining and Asphalt Products Manufacturing and Storage:

    From 1985 until 1997, Intermountain processed low-cost, heavy crude oil and other supplemental raw materials at its Fredonia, Arizona refinery to produce naphtha, diesel fuel, fuel oil and asphalt products which were generally marketed on a wholesale basis in Utah, Arizona and Nevada.  In January 1997, crude oil refining operations were discontinued due to a sharp reduction in the availability of crude oil from traditional sources and the inability to obtain a continuing supply of suitable raw materials from alternative sources.  Since that time, Intermountain has periodically provided asphalt storage services for others. Asphalt storage activities include the use of storage tanks and loading equipment at the refinery facility to receive, store, and subsequently ship asphalt products owned by others.  Intermountain has received fees and expense reimbursements related to the services provided. Fees received for asphalt storage since 1997 totaled only $30,000 and to date, have not represented a significant source of revenues.

    In November 1999, Intermountain entered in an agreement with Paramount Petroleum Corporation to expand its asphalt storage activities to include the manufacture of asphalt products including asphalt cements, emulsions and cut backs for sale to Paramount. These products are used in the construction, repair and maintenance of highways, streets, and parking lots.

    The initial phase of the project provided for Intermountain to perform the modifications to its asphalt storage facilities necessary to enable the manufacture of the intended asphalt products. The modifications included reconfiguration of portions of Intermountain's equipment as well as the installation of additional equipment owned by Paramount. Under the agreement, Paramount reimbursed Intermountain for costs incurred in performing the modifications. The modifications to Intermountain's facilities were completed during May 2000 and the facility was declared operational as of June 1, 2000.

    The agreement with Paramount contains the following material terms related to the operating phase of the project:

  The primary term of the agreement is for four years starting on June 1, 2000 and expiring on May 31, 2004. At the end of the primary term, the contract will continue on a year to year basis until terminated by either Intermountain or Paramount. After May 31, 2001, Paramount may terminate the agreement if it, in its sole discretion, determines that the agreement is uneconomic.
  Intermountain purchases asphalt raw material exclusively from Paramount. Title and risk of loss passes to Intermountain upon delivery of the asphalt raw material to Intermountain. The price charged to Intermountain for the asphalt raw material is based on prices published by Industry media for Arizona and Utah. Payment for the asphalt raw materials purchased is deferred until it is processed into finished products and sold to Paramount.

       S1-20

  Paramount performs all marketing of the asphalt products produced by Intermountain including the negotiation of sales prices and arrangement of transportation from Intermountain's facility.
  Intermountain processes the asphalt raw material on a batch basis into asphalt emulsions and cut backs and ships the finished products for delivery to Paramount's customers as directed by Paramount. Title and risk of loss passes to Paramount upon shipment of the finished products by Intermountain.
  Revenues from the sale of finished products to Paramount are recognized by Intermountain on a monthly basis according to a formula set out in the agreement. The formula provides for Intermountain to recover, from Paramount, a portion of the revenues recognized by Paramount from the resale of products shipped by Intermountain. In general, the amount Intermountain is entitled to recover includes the cost of asphalt raw materials included in the products shipped, Intermountain's operating costs as allowed under the agreement, and 40% of any amounts remaining after deduction for a monthly capital cost recovered by Paramount and deduction for any previously un-recovered amounts.
  If Paramount's revenues from the resale of products shipped by Intermountain less the cost of asphalt raw materials included in such shipments for a given month are not sufficient for Intermountain to recover its allowable operating costs, the un-recovered portion of allowable operating costs are accumulated for recovery against future Paramount revenues from the resale of products shipped by Intermountain. As there is no assurance that such future resale's will be sufficient to recover Intermountain's accumulated un-recovered allowable operating costs, no amount of revenue is recognized by Intermountain on such accumulated amounts and any accumulated balance is disclosed as a gain contingency.
  Paramount is entitled to retain, from amounts remaining from its revenues recognized for the resale of products shipped by Intermountain after deducting the cost of raw materials and Intermountain's operating costs, a monthly capital recovery charge equal to 1/48th of the total amount paid by Paramount to complete the modifications to Intermountain's facilities. Any such amount not recovered in a given month by Paramount is accumulated for future recovery in the same manner previously described for Intermountain's accumulated un-recovered costs.
   Intermountain is obligated to pay Paramount $500 per month during the term of the Paramount agreement as rent of equipment owned by Paramount and installed at Intermountain's asphalt facility.

    The contract with Paramount is an exclusive contract where Intermountain will be dependant on Paramount for the supply of raw materials, and for the marketing and sale of finished products. Reliance on a single supplier and a single marketer may represent a significant risk. See Risk Factors - Risks Related to Intermountain's Operations.

Possible future refining and processing projects: Intermountain is pursuing several future projects including:
  Restarting the refinery facility to process crude oil;
  Contributing a portion of our refinery equipment to a new venture at a different location in exchange for an equity participation in such a venture;
  Participating in petroleum processing projects unrelated to our refinery; and
  Seeking an industry related merger or acquisition.

    Intermountain is presently in the process of evaluating a crude oil refining opportunity. Generally, the project involves the production and sale of refined and semi refined petroleum products. Of these, some of the products would be readily marketed in our traditional market area, while others may have a limited market for which a long term sale agreement would be required. The project under consideration would utilize, without significant modification, existing crude oil processing equipment that is not utilized for asphalt products manufacturing. While we do not anticipate that major modifications to the crude oil processing equipment would be required, the cost to return the equipment to service is not known at this time. The evaluation of this project to date, has included:

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  identification of a source of the necessary crude oil;
  identification of the market for the principal products;
  discussions with potential buyers of produced products;
  submission of laboratory samples to prospective customers for evaluation;
  initiation of a limited inspection program to verify the condition of crude oil processing equipment;

    Intermountain has not entered into any formal agreements in connection with this opportunity and there is no assurance that the project will be implemented. Except for the current project under consideration, there are no other specific plans, arrangements, agreements, or understandings concerning other projects. See "Risk Factors" for further information regarding the risks associated with the development of future projects.

Other Business Activities:

    On occasion, we have provided management and consulting services to others. Fees charged for management and consulting services vary depending on the services performed. Such services were performed for Saba Petroleum Company during fiscal 1999 and for Red Hills Manufacturing, Inc. during fiscal 1999 and 2000. Both companies are or were related parties to Intermountain. Intermountain currently provides management and accounting services to Red Hills for a fee of $1,000 per month. While we expect to continue to provide occasional services to others in the future, there can be no assurance that such opportunities will be available or that we can maintain any significant level of revenues from such activities.

    In addition, we lease unused office space in our Farmington, New Mexico office building to unrelated third parties and actively manage the building. Revenues from office leasing varies between $13 and $25 per foot annually depending on the type of space rented and additional services provided to the tenant such as secretarial, phone answering, cleaning, and office machine use. Leasing of office space should not be viewed as a material source of revenues for Intermountain.

Generation of Electric Power (Discontinued Operation):

    Intermountain's co-generation plant located at its refinery in Fredonia Arizona was capable of producing up to 3,000 kilowatts of electrical energy along with steam that was used in the refining process.  From 1986 until 1998, electric power and standby generating capacity was sold under contracts with local power distributors which have expired. We have concluded that there is little likelihood of developing a local market for electric power in the foreseeable future and that using the generators solely for steam and power use at the refinery facility would not be cost effective. In June 1999, we entered into a contract with third parties to provide for the refurbishing and marketing of the generators. The generators were removed from the Fredonia facility in October 1999. There can be no assurance that this equipment will be sold on a timely basis or that the price offered will be acceptable. The generators and related co-generation equipment have a book value of $76,130. Activities associated with the co-generation facilities are reported as discontinued operations in the accompanying financial statements.

Operation and Management of Methanol Manufacturing Facility (Discontinued Operation):

    From 1990 until 1997, Unico, through its then wholly owned subsidiaries Intermountain Chemical and Gas Technologies, developed, constructed, managed and owned partnership interests in the Sand Creek Chemical methanol manufacturing facility located in Commerce City, Colorado. The methanol, or methyl alcohol, was marketed under long term contracts with large distributors. Unico and Intermountain Chemical received reimbursements of direct costs incurred in the operation of the facility as well as a monthly management fee. Intermountain Chemical and Gas Technologies were allocated a share of profits and losses of the Sand Creek Chemical operation along with cash distributions, in accordance with their respective partnership interests in IC Partners. Such allocations were included in the consolidated results of operations of Unico. Activities associated with the investment in IC Partners and management of the Sand Creek Chemical facility are reported as discontinued operations in the accompanying financial statements.

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Employees:

    Intermountain presently employs five people, including officers.  Three of the employees work in our administrative offices in Farmington, New Mexico, are salaried and are employed on a full time basis.  The remaining two employees are employed at our Fredonia Arizona facility on a full time basis. The Fredonia employees are involved in the operation of our asphalt products manufacturing facilities. All full time employees are eligible to participate in Intermountain's SIMPLE IRA Plan and a group medical insurance program. None of our employees are represented by a union and management believes its employee relations to be satisfactory.

Research and Development Activities:

    Intermountain has not spent any material amount on research or development activities since its inception.

Government Regulations, Environmental Laws and Taxes:

    Our business is subject to certain national, state and local laws and regulations relating to the production and transportation of natural gas and the processing of hydrocarbons, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, imposing greater liability on a larger number of potentially responsible parties. Intermountain believes it has complied in all material respects with these laws and regulations. Because the requirements imposed by such laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

    The operation of gas fields and the processing of hydrocarbons inherently involve environmental risks. These risks can be minimized, but not eliminated, through the use of various engineering and other technological methods. Intermountain intends to employ such methods to industry standards.

    Severance taxes on natural gas production in Kansas are collected and paid by Oneok, the first purchaser of the gas.

Competition:

    The petroleum and natural gas industries are highly competitive. We encounter competition from other oil and gas and petroleum companies in all of our operations, including the acquisition of producing properties, obtaining services, including oil field services, and the sale of natural gas. Our competitors include integrated petroleum and natural gas companies and numerous independent oil and gas companies, and individuals. Many of these competitors are large and well-established with substantially larger operating staffs and greater capital resources and who, in many instances, have been engaged in the energy business for a much longer time than Intermountain. Such competitors may be able to develop better information and provide better analysis of available information, to pay more for raw materials and productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our resources permit.

    The market for the asphalt products which we produce for sale to Paramount is generally located in northwestern Arizona and southwestern Utah. Paramount competes for market share with one asphalt supplier throughout this region and other suppliers in parts of this region.

Seasonality:

    Generally, our natural gas wells are produced at a rate intended to maintain gathering system pressures within an operating range established by the gathering system operator. Agricultural irrigation users who are connected to the gathering system tend to have a greater demand for natural gas during the summer months which in turn lowers gathering system pressures allowing greater well production. During the winter months, local use is minimal and the gathering system is operated at higher pressures which lowers our production capability. The amount of local rainfall can affect the demand for natural gas by local agricultural irrigation users which in turn can affect our production capability.

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    The use of asphalt products for highway construction, repair and maintenance is usually restricted during winter months where cold weather, rain and snow are factors. We expect that essentially all of the shipments of products from our asphalt manufacturing facility will occur during the months of May through October of each year. Other than the receipt of asphalt raw materials and ongoing maintenance and monitoring activities, it is expected that the asphalt manufacturing facility will be idle during the months of December through March.

Impact of Year 2000:

    Like most companies, Intermountain faced the Year 2000 issue. Many computer programs use two digits rather than four (for example, "98" for 1998) to define dates. As a result, any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. During the two years prior to January 1, 2000, we evaluated the potential impact of Year 2000 issues on Intermountain and we implemented procedures that we believed were adequate to avoid any material year 2000 problems. Substantially all of our critical data processing hardware and software, process control equipment, and communications systems were examined, modified or replaced as necessary, and tested for operability with year 2000 and beyond.  Financial institutions with which we do business and all major customers, vendors, and a prospective transfer agent were contacted and assurances received that Year 2000 issues would not have a material impact on their ability to operate.  To date, we are not aware of any third party that experienced, or may experience, a Year 2000 issue that would materially impact our results of operations, liquidity, or capital resources. However, we have no means of ensuring that all third parties with whom we conduct business are Year 2000 compliant. Nevertheless, Intermountain, thus far, has not experienced any disruptions of its business activities as a result of Year 2000 issues.

Description of Properties

    Except for the mineral leases associated with our Kansas gas properties which are held by production, all properties used by Intermountain in the conduct of its businesses are owned in fee.  There are no outstanding mortgages on any of the properties owned by Intermountain.

    Intermountain's refining and asphalt storage and manufacturing facility is situated on 21 acres of fee-owned land in Fredonia Arizona.  The facility includes atmospheric and vacuum distillation units having daily capacities of 4,000 and 2,000 barrels respectively; storage tanks; boilers; a cooling tower; various buildings; loading racks and other ancillary facilities.

    Intermountain owns an average 81.8% working interest in, and is the operator of 20 producing natural gas wells on 11,241 lease acres in Scott and Finney Counties in southwest Kansas.  As of February 29, 2000, the proven producing reserves are estimated to be 2.410 billion cubic feet net to Intermountain's interest.  For the year ended February 29, 2000, Intermountain produced 236 million cubic feet gas net to its interest.  No reserve estimates have been filed with any Federal authorities or agencies. Additional information relative to Intermountain's natural gas reserves and activities is included in Note M of its February 29, 2000 financial statements included on page 61 of this prospectus.

    Intermountain owns a 7,000 square foot office building in Farmington, New Mexico.  Approximately one half of the office building is used by Intermountain for its corporate office.  The remainder of the space is leased to various non-related tenants.

       S1-24

Legal Proceedings

    In December 1998, Intermountain notified Unico of its intent to distribute Intermountain's common stock to the eligible Unico shareholders as provided by the novation agreement.  The new management of Unico however withheld cooperation in completing the distribution and requested a renegotiation of the terms of the novation agreement involving Unico's obligations to Intermountain., While Intermountain was under no obligation to renegotiate the agreement, discussions were held on specific changes over the following months.  The parties however were unable to reach mutually acceptable amendments and on March 29, 1999 Intermountain filed suit in the United States District Court for the Central District of California entitled  Intermountain Refining Co., Inc. v. Starlicon, etc., etal. USDC Case No.CV99-3405 DT (SHX), seeking; (1) an injunction against shareholders of Unico from revoking proxies to vote in favor of the intended distribution, (if such vote were determined to be required), and; (2) an order requiring the new management of Unico to perform its duties and obligations under the novation agreement.  After a brief hearing on April 1, 1999, the parties agreed to proceed with the distribution under the original terms of the novation agreement and that the proxies would not be revoked.  Intermountain agreed to withdraw its suit with the understanding that the suit could be refiled in the event that Unico failed to promptly fulfill its obligations.

Market Price, Dividends and Other Matters

Market for Intermountain Common Stock:

    There is presently no market for Intermountain's common stock. It is the intent of Intermountain to seek a listing on the OTC Electronic Bulletin Board for the purpose of establishing a public trading market for the shares being distributed to the eligible shareholders. There is no assurance that such listing will be obtained, however, we believe that the listing requirements for the OTC Electronic Bulletin Board can reasonably be met.

    There has never been a public market for Intermountain's common stock, and no prediction can be made as to the effect, if any, that the sale of shares, or the availability of shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the common stock in the public market could adversely affect prevailing market prices and the ability of Intermountain to raise equity capital in the future.

Shares Eligible for Future Sale:

    Upon effectiveness of the registration statement and completion of the distribution to the eligible shareholders, there will be 1,155,609 shares of Intermountain common stock outstanding held by approximately 425 shareholders. Of the 1,155,609 shares to be distributed, 442,643 shares will be freely tradable in the public market without restriction, and 712,966 shares will be subject to restrictions on future sales as set forth in Rule 144 of the Securities Act of 1933.

    Of the 712,966 restricted, 700,712 shares will be distributed to affiliates of Intermountain. In general, persons who are affiliates of Intermountain are entitled to sell, within any three month period, a number of shares that does not exceed the greater of the following:

  One percent of the then outstanding shares of common stock, or
  The average weekly reported trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the Securities and Exchange Commission, provided that manner of sale and notice requirements and requirements as to the availability of current public information concerning Intermountain are satisfied.

       S1-25

    Mr. William N. Hagler, Mr. Rick L. Hurt and Mr. William Braddock & Mrs. Helen Braddock may be considered affiliates of Intermountain. See "Security Ownership of Certain Beneficial Owners and Management"

Dividends:

    Intermountain has never paid any dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

Financial Statements of Intermountain

    The audited financial statements of Intermountain as of February 28, 1999 and February 29, 2000 and for the years ended February 28, 1998 and 1999 and February 29, 2000 and the unaudited interim financial statements as of November 30, 2000 and for the nine month periods ended November 30, 1999 and 2000 are included beginning on page 41 of this prospectus.

Supplemental Financial Information

    Supplemental financial information relative to Intermountain's natural gas reserves and activities is included in Notes L and M to Intermountain's audited financial statements as of February 29, 2000 and unaudited interim financial statements as of November 30, 2000 beginning on page 60 of this prospectus.

Selected Financial Data
Financial Position:
	As of the last day of February					As of November 30,
	1996	1997	1998	1999	2000	1999	2000
(in thousands)
(Unaudited)
Working capital	$ 173	$ 863	$ 1,294	$ 923	$ 785	$ 802	$ 772

Current ratio	1.31:1	4.09:1	14.37:1	4.00:1	1.72:1	13.57:1	1.94:1

Total assets	$ 4,422	$ 3,178	$ 3,174	$ 2,596	$ 2,909	$ 2,112	$ 2,545

Long term debt, including current portion	$ 310	$ 197	$ -	$ -	$ -	$ -	$ -

Long term debt, excluding current portion	$ 234	$ 9	$ -	$ -	$ -	$ -	$ -

Stockholders' equity	$ 3,528	$ 2,803	$ 3,019	$ 2,288	$ 1,814	$ 2,048	$ 1,718

23
       S1-26

Results of Operations:
Nine months ended
	Year ended February					November 30,
	1996	1997	1998	1999	2000	1999	2000
(in thousands except per share data)
(Unaudited)
Revenues
Natural gas production	$ 141	$ 245	$ 216	$ 213	$ 299	$ 236	$ 338
Asphalt storage and
manufacturing agreements	60	-	-	30	3	2	308
Petroleum product sales	468	479	-	1	-	-	-
Real estate rental	15	12	13	20	26	20	22
Consulting fees	-	-	3	41	21	7	9
Other income	116	-	4	-	57	57	-
Total revenues	$ 800	$ 736	$ 236	$ 305	$ 406	$ 322	$ 677

Net income (loss) from continuing operations before income taxes	$ (420)	$ (327)	$ (278)	$ (841)	$ (467)	$ (235)	$ (103)

Net income (loss) from continuing operations	$ (274)	$ (214)	$ (185)	$ (751)	$ (467)	$ (235)	$ (103)

Net income (loss) from discontinued operations	$ 816	$ (512)	$ 210	$ 20	$ (4)	$ (4)	$ -

Net income (loss)	$ 542	$ (726)	$ 25	$ (731)	$ (471)	$ (239)	$ (103)

Common shares outstanding (as restated)	1,156	1,156	1,156	1,156	1,156	1,156	1,156

Net income (loss) from continuing operations per common share	$ (0.24)	$ (0.18)	$ (0.16)	$ (0.65)	$ (0.41)	$ (0.21)	$ (0.09)

Net income (loss) from discontinued operations per common share	$ 0.71	$ (0.44)	$ 0.18	$ 0.02	$ NIL	$ NIL	$ -

Net income (loss) per common share	$ 0.47	$ (0.62)	$ 0.02	$ (0.63)	$ (0.41)	$ (0.21)	$ (0.09)

Cash flow from operations	$ (45)	$ 12	$ 546	$ (171)	$ (439)	$ (430)	$ 47

Cash flow from financing activities	$ (86)	$ (113)	$ (28)	$ -	$ -	$ -	$ NIL

Cash flow from investing activities	$ (152)	$ 218	$ 369	$ 77	$ (71)	$ (69)	$ -

Dividends declared per common share	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A

       S1-27

Management's Discussion and Analysis of Financial Condition and Results of Operations

    The following discussion of our financial condition and results of operations for the years ended February 28, 1998, 1999 and February 29, 2000, and for the nine month periods ended November 30, 1999 and 2000, should be read in conjunction with our financial statements, the notes related thereto, and the other financial data included elsewhere in this prospectus.

Liquidity and Capital Resources:

    Intermountain has sustained substantial operating losses over the past several years. Such losses are the direct result of a decline in revenue sources as well as increased costs associated with two failed mergers. The losses in revenues and increased costs have resulted in significant declines in our cash balances and working capital available to fund ongoing operations. Management believes that cash flow from ongoing operations will be adequate to meet cash demands for the coming year.  We recognize that it will be necessary to develop additional sources of cash flow to avoid depletion of cash and working capital in the longer term. We are actively exploring additional projects which would allow Intermountain to increase cash flows and investment returns but there are no specific plans currently in place.

    The following table presents selected financial data regarding cash and working capital for each of the past three fiscal years and for the nine month periods ended November 30, 1999 and 2000:

	Fiscal Year Ended
	February 28, 1998	% Change	February 28, 1999	% Change	February 29, 2000
Cash and cash equivalents (unrestricted)	$ 1,236,506	(8%)	$ 1,142,794	(88%)	$ 132,347
Cash and cash equivalents (restricted)	-	-	-	100+%	500,000
Total cash and cash equivalents	$ 1,236,506	(8%)	$ 1,142,794	(45%)	$ 632,347

Working capital	$ 1,293,676	(29%)	$ 922,961	(15%)	$ 784,538

	November 30, 1999 (Unaudited)	% Change (1)		% Change (1)	November 30, 2000 (Unaudited)
Cash and cash equivalents (unrestricted)	$ 644,087	(44%)		36%	$ 179,430
Cash and cash equivalents (restricted)	-	-		0%	500,000
Total cash and cash equivalents	$ 644,087	(44%)		8%	$ 679,430

Working capital	$ 801,504	(13%)		1%	$ 792,101

(1) Compared to amount as of the beginning of the respective fiscal year

    In February, 2000, Intermountain granted a security interest in $500,000 of cash deposited in its bank to induce the bank to issue an irrevocable letter of credit to Paramount Petroleum. The letter of credit provides security to Paramount for future payments for asphalt inventories purchased from Paramount. The $500,000 cash amount is classified as a current asset and included in working capital because it secures payment of current accounts payable but cannot be used by Intermountain to satisfy other ongoing obligations. Intermountain paid $10,000 in letter of credit issuance fees to its bank in February 2000 that is included in current assets as a prepaid expense.

       S1-28

    During the nine months ended November 30, 2000, Intermountain realized a $47,000 increase in cash from operating activities which represents Intermountain's primary source of cash during the period. The increase in cash from operating activities resulted primarily from changes in operating working capital offset by losses sustained in association with the asphalt products manufacturing operations which were implemented in June 2000. Significant or unusual operating cash items included:
  $115,000 net cash received from Paramount for reimbursement of asphalt processing equipment modification costs incurred by Intermountain;
  $51,000 net cash used as a result of losses sustained in association with the asphalt products manufacturing operation which began in June 2000, and;
  $44,000 cash used for professional legal and accounting services mainly related to registration costs of Intermountain's common stock.

    There were no significant non-operating sources or uses of cash during the nine months ended November 30, 2000.

    During the nine months ended November 30, 1999, Intermountain sustained a $430,000 use of cash from operating activities which represented its primary use of cash during the period. The reduction in cash from operating activities resulted primarily from Intermountain's operating loss and changes in operating working capital. Significant or unusual operating cash items included:

  $150,000 used to settle a legal services claim accrued during fiscal 1999;
  $136,000 net cash used to make modifications to asphalt processing equipment, which have subsequently been reimbursed by Paramount, and;
  $183,000 used for professional legal and accounting services mostly related to registration costs of Intermountain's common stock and enforcement of the novation agreement.

    Other significant non-operating sources and uses of cash during the nine months ended November 30, 1999 included:

  Collection of $21,000 on notes receivable from Unico, and;
  Expenditure of $88,000 for the completion of a natural gas well in Kansas.

    During the fiscal year ended February 29, 2000, Intermountain sustained a $439,000 use of cash from operating activities which represented Intermountain's primary use of cash during the year. The reduction in cash from operating activities resulted primarily from Intermountain's operating loss and changes in operating working capital. Significant or unusual operating cash items included:

  $150,000 cash used to settle a legal services claim accrued during fiscal 1999;
  The payment of letter of credit issuance fees of $10,000;
  $115,000 net cash used to make modifications of asphalt processing equipment subsequently reimbursed by Paramount;
  $195,000 used for professional legal and accounting services mostly related to registration costs of Intermountain's common stock and enforcement of the novation agreement, and;
  $22,000 received from refunds of prior year income taxes paid.

    Other significant non-operating sources and uses of cash during the fiscal year ended February 29, 2000 included:

  Expenditure of $91,000 to complete a natural gas well on an existing lease in Kansas, and;
  Collection of $24,000 on notes receivable from Unico.

    During the fiscal year ended February 28, 1999, Intermountain sustained a $171,000 use of cash from operating activities, it's primary use of cash for the year. The reduction in cash from operating activities was primarily the result of Intermountain's operating loss and changes in operating working capital. Significant or unusual operating cash items included:

       S1-29

  Payment of income taxes of $25,000; and,
  Payment of professional legal and accounting services mainly associated with the Starlicon stock purchase agreement and the novation agreement of approximately $53,000.

    Other significant non-operating sources and uses of cash during the fiscal year ended February 28, 1999 included:

  Net collection of the note receivable from Red Hills of $102,000;
  Net proceeds of $133,000 from the redemption and repurchase of officer life insurance policies;
  The purchase of mutual fund investments of $138,000, and;
  The purchase of a $20,000 certificate of deposit used as cash collateral in lieu of a well plugging bond in the state of Kansas.

    During the fiscal year ended February 28, 1998, Intermountain experienced cash flow from operating activities of $546,000. The increase in cash from operating activities was primarily the result of Intermountain's net income, mostly from discontinued operations, and changes in operating working capital during the year. Significant or unusual operating cash items included:

  Income tax refund received of $362,000;
  Management fees received from Sand Creek of $240,000;
  Natural gas well repair costs of $42,000, and;
  Accounting and consulting costs associated with the Starlicon stock purchase agreement of approximately $18,000.

    Other significant non-operating sources and uses of cash during the year ended February 28, 1998 included:

  Net collections on the note receivable from Red Hills of $209,000;
  Cash received from the liquidation of IC Partners of $179,000;
  $19,000 used to retire the outstanding debt on co-generation equipment, and:
  $9,000 used to purchase Unico common stock as part of the termination of Unico's employee stock ownership plan.

Cash requirements as of November 30, 2000:

    Cash requirements for the next twelve months include an estimated $5,000 in legal and accounting fees associated with the registration and distribution of Intermountain's stock, $40,000 in winter months asphalt plant operating costs which will be banked for future recovery under the agreement with paramount, and normal general and administrative costs of approximately $21,000 per month. In its efforts to develop additional sources of revenues, Intermountain may incur some project development costs. We are unable to predict the level of such costs that may be incurred during the next year.

    Expected sources of cash during the next twelve months consist of cash flows from normal operating activities estimated at $26,000 per month from natural gas operations, $2,400 per month from rental activities, $1,000 per month from management fees, and $1,600 per month interest earned on cash balances. The asphalt product manufacturing operation began in June 2000. We previously estimated that Intermountain could realize an increase in cash flows from this activity of approximately $10,000 per month over time. However, as the activity is in its initial stages, Paramount is working to gain market share and cash flows during the next twelve months could be well below our long term expectations.

    Estimates of future sources and uses of cash presented herein are based on our assumptions and expectations that our operations will continue at current levels without material interruption and that collection of accounts will occur under agreed terms. Actual results may be materially different.

       S1-30

Results of Operations:

    The following table summarizes the results of Intermountain's operations for each of the past three fiscal years and for the nine month periods ended November 30, 1999 and 2000. All percentage amounts were calculated using the underlying data.

	Fiscal Year Ended					Nine Months Ended
	February 28, 1998	% Change	February 28, 1999	% Change	February 29, 2000	November 30, 1999	% Change	November 30, 2000
Revenues	$ 236,262	29%	$ 305,240	33%	$ 405,877	$ 321,823	110%	$ 676,922
Costs and Expenses	514,185	123%	1,146,127	(24)%	873,209	556,755	40%	779,901
Loss from continuing operations before taxes	$ (277,923)	(203)%	$ (840,887)	44%	$ (467,332)	$ (234,932)	56%	$ (102,979)
Income taxes	(92,688)	3%	(90,330)	100%	123	-	0%	-
Net loss from continuing operations	$ (185,235)	(305)%	$ (750,557)	38%	$ (467,455)	$ (234,932)	56%	$ (102,979)
Income (loss) from discontinued operations, net of taxes	210,673	(91)%	20,090	(119)%	(3,820)	(3,820)	100%	-
Net income (loss)	$ 25,438	(2,972)%	$ (730,467)	35%	$ (471,275)	$ (238,752)	57%	$ (102,979)

    Intermountain has experienced significant operating losses during the past four years primarily because of the loss of revenue sources associated with the discontinuation of prior business activities and from substantial legal, accounting, and consulting costs incurred in conjunction with two failed mergers. While revenues from continuing operations have increased over each of the last three years, future growth in revenue sources is required to achieve positive earnings and cash flows. The failed mergers with Chatfield Dean and Starlicon International have been very costly, not only in terms of the financial resources lost, but also in terms of the time consumed by legal issues that have hampered our ability to identify new sources of revenues. We are however hopeful that the majority of these issues are now behind us and that we can now move forward in developing new projects.

   Intermountain has relied upon its preliminary economic forecast of estimated cash flows developed for the asphalt manufacturing and storage project in determining that no impairment loss associated with its asphalt storage assets is necessary at this time. The project became operational in June 2000 and the approximate carrying value of the asphalt storage assets was $124,000 as of November 30, 2000. Due to a delay in completing necessary equipment modifications, sales of manufactured asphalt products during its first operating season were significantly below original forecasts. In the event that it becomes apparent that estimated future cash flows associated with this project may not be sufficient to recover the carrying value of the asphalt storage assets, it may be necessary for Intermountain to recognize an impairment loss associated with the assets. The amount of impairment loss recognized, if any, would be equal to the excess of the assets' then carrying value over the fair market value of the assets.

   Intermountain has relied upon its preliminary economic forecast of cash flows developed for a refined petroleum products project that is currently under consideration in determining that no impairment loss associated with its crude oil refining assets is necessary at this time. The approximate carrying value of the refining assets was $132,000 as of November 30, 2000. If the project currently under consideration is not implemented, or if implemented, it becomes apparent that cash flows from the project will not be sufficient to recover the carrying value of the refining assets, it may be necessary for Intermountain to recognize an impairment loss associated with the assets. The amount of impairment loss recognized, if any, would be equal to the excess of the assets' then carrying value over the fair value of the assets.

       S1-31

Revenues:

    The increase in revenues for the nine months ended November 30, 2000 compared to the nine months ended November 30, 1999 consisted of an increase in natural gas revenues of $102,000, an increase of asphalt product manufacturing and refined product sales of $306,000, an increase in real estate rental revenues of $2,000, and an increase in consulting revenues of 2,000, offset by a decrease in other income of $57,000.

    The increase in revenues for the year ended February 29, 2000 compared to fiscal 1999, consisted of an increase in natural gas revenues of $86,000, an increase of real estate rental revenues of $6,000, an increase of other revenues $58,000, a decrease in asphalt storage revenues of $27,000 and a decrease in consulting fees of $21,000.

    The increase in revenues for the year ended February 28, 1999 as compared to fiscal 1998 was comprised of a $30,000 increase in asphalt storage revenues, a $38,000 increase in consulting fee revenues, and a $7,000 increase in real estate rental revenues, offset by a $3,000 decline in natural gas production revenues and a $4,000 decrease in other income.

    Changes in individual components of revenues are discussed below:

Natural gas revenues:

    The increase in natural gas revenues for the nine months ended November 30, 2000 as compared to the nine months ended November 30, 1999 includes a $112,000 increase in natural gas sales offset by a $10,000 decrease from a one time deep rights sublease last year. The increase in natural gas sales is attributed to an $0.90 per Mcf (77%) increase in the average natural gas price offset by a 23,700 Mcf (13%), net to Intermountain's interest, decrease in natural gas produced. The decrease in natural gas produced is attributed to a production curtailment during October and November 2000 due to an extended maintenance shutdown of the pipeline owner's gas processing facility along with a 5% overall decrease in production attributed to observed increased pipeline operating pressures and projected production decline rates. The current year increase in natural gas prices has been highly publicized and the benefit to Intermountain is evident. While Intermountain is encouraged by the recent improvement in natural gas prices, due to the complexity of the economic factors affecting energy prices, we are unable to predict the direction or magnitude of future price changes. It is expected that the production of natural gas will remain level over the next twelve months.

    The increase in natural gas revenues for the year ended February 29, 2000 included an increase of $76,000 from sales of natural gas produced and a one time $10,000 fee from the sublease of deep drilling rights on leases held by production of natural gas. The $76,000 increase in natural gas sales consisted primarily of an increase in natural gas prices experienced during the year. The average selling price of natural gas during fiscal 2000 was $1.20 per Mcf compared to $0.90 per Mcf realized during fiscal 1999. The increase in natural gas prices consisted of an overall increase in natural gas market prices of approximately 16% over the prior year plus an approximately $0.16 per Mcf decrease in contracted gas gathering fees. The quantity of natural gas produced, net to Intermountain's interest, during the year ended February 29, 2000 of 236,455 Mcf remained relatively unchanged from the 236,327 Mcf produced during the prior year. The increase in sales of natural gas also includes approximately $5,000 received during fiscal 2000 from the retroactive application of the decrease in gas gathering fees to January of 1999.

    The decline in natural gas revenues during the fiscal year ended February 28, 1999 was primarily due to a significant reduction in sales prices received as compared to fiscal 1998. The average price received for natural gas during fiscal 1999 was $0.90 per Mcf compared to $1.02 per Mcf in 1998 representing a 12% decline. The decline in price during fiscal 1999 was mitigated somewhat by an increase in production from 211,628 Mcf during fiscal 1998 to 236,327 Mcf during fiscal 1999 representing an increase of 12%. It should be noted that Intermountain received approximately $5,000 during fiscal 2000 that represented a $0.16 per Mcf contract price adjustment that was applied retroactive to January of 1999. The increase in production during fiscal 1999 was primarily the result of well repairs that were performed during 1998 and 1999 that improved productivity from several of our wells.

       S1-32

Real estate rental:

    Real estate rental revenues increased by $2,000 during the nine months ended November 30, 2000 compared to the same period during the prior year. The increase is attributed to the addition of $750 per month rent charged to Red Hills and offset by a small reduction in spaced leased to others in the Farmington office building. Occupancy at the Farmington office building was slightly below capacity as of November 30, 2000. It is expected that real estate rental income will remain level during the next twelve months.

    The increase in revenues from real estate rental for the year ended February 29, 2000 consisted of an increase of $3,000 received for rental of office space in Intermountain's Farmington, NM office building plus an increase of $3,000 realized for rent of land and buildings at the Fredonia, AZ refinery facility. The increase in rental income is due to increased occupancy in the Farmington office building and the initiation of charging Red Hills for use of the Fredonia shop building but offset by the discontinuation of a $100 per month land lease at the facility.

    The increase in real estate rental revenues during the year ended February 28, 1999 was the result of increased occupancy of the Farmington, NM office building.

Asphalt storage and manufacturing:

    The increase in asphalt product manufacturing revenues during the nine months ended November 30, 2000 was the result of placing the asphalt paving products manufacturing facility into operation in June 2000. The facility was not made available for use by others during the nine months ended November 30, 1999 in order to facilitate development of the project. Revenues from the sale of asphalt emulsions and cutbacks during the current year period were below our original expectations because firm commitments for the sale of manufactured products could not be made until the facility was operational. Due to the seasonality of the asphalt paving products industry, we do not expect to realize any significant revenues from this activity until the spring and early summer of calendar 2001.

    The decline in asphalt storage revenues during the year ended February 29, 2000 was the result of withholding the storage facility from use by others during fiscal 2000 in order to allow for the implementation of the asphalt emulsion and cutback manufacturing project with Paramount. We were active in developing the project since the beginning of fiscal 2000. The increase in asphalt storage revenues during the year ended February 28, 1999 was the result of Intermountain contracting to provide asphalt storage services during the 1998 - 1999 winter months. Intermountain had not provided such services during the previous winter. Intermountain had expected to continue to provide the winter storage services on a continuing basis until it identified the potentially more viable asphalt emulsions and cutbacks manufacturing project early during fiscal 2000.

Consulting fee revenues:

    Consulting fee revenues increased $2,000 for the nine months ended November 30, 2000 compared to the same period during the prior year. Consulting fee revenues during the nine months ended November 30, 2000 consisted solely of $9,000, ($1,000 per month), received from Red Hills for accounting and management fees. Consulting fee revenues realized during the nine months ended November 30, 1999 consisted solely of consulting services performed for an unrelated third party. It is anticipated that Intermountain will continue to receive $1,000 per month for accounting and management services provided to Red Hills during the next twelve months. With the exception of Red Hills, Intermountain currently does not have any plans or agreements to provide consulting services to others during the next twelve months.

       S1-33

    The decline in consulting fee revenues for the year ended February 29, 2000 was primarily related to the discontinuation of services to Saba Petroleum near the beginning of fiscal 2000. Intermountain realized approximately $29,000 during fiscal 1999 for consulting services performed for Saba by Mr. Hagler. No services were performed for Saba during fiscal 2000. Intermountain received $21,000 for consulting services during fiscal 2000 including $14,000 for management and accounting services provided to Red Hills and $7,000 for consulting services performed for an unrelated party. Fees received from Red Hills increased from $12,000 received during fiscal 1999. The increase in the Red Hills fees was the result of the initiation of a $1,000 per month charge for such services that began in January 2000.

    The increase in consulting fee revenues during the year ended February 28, 1999 was the result of Intermountain receiving $12,000 for management and accounting services provided to Red Hills during the year and the realization of $29,000 for consulting services performed for Saba Petroleum. During the year ended February 28, 1998, Intermountain received $3,000 from the performance of outside consulting services.

Other revenues:

    The $58,000 increase in other income for the year ended February 29, 2000 is exclusively due to the one time recognition of income associated with the settlement with Unico of obligations due to Intermountain under the novation agreement.

Costs and Expenses:

    The following table presents a summary of Intermountain's costs and expenses for the last three fiscal years and for the nine month periods ended November 30, 1999 and 2000:

	Fiscal Year Ended					Nine Months Ended
	February 28, 1998	% Change	February 28, 1999	% Change	February 29, 2000	November 30, 1999	% Change	November 30, 2000
						(Unaudited)		(Unaudited)
Cost of sales	$ 101,787	49%	$ 152,057	(35)%	$ 99,164	$ 71,291	560%	$ 470,464
General and administrative costs	318,451	92%	610,360	(47)%	320,515	244,650	(5)%	233,328
Depletion, depreciation and amortization	122,800	2%	125,422	(0)%	125,289	95,023	(5)%	90,393
Bad debt expense	-	100+%	8,024	1,221%	106,020	-	100+%	5,132
Unrealized loss on writedown of investment	-	100+%	300,250	(13)%	260,578	175,250	(100)%	-
Interest and investment income, net	(28,853)	73%	(49,986)	(23)%	(38,357)	(29,459)	(34)%	(19,416)
Total costs and expenses	$ 514,185	123%	$1,146,127	(24)%	$ 873,209	$ 556,755	40%	$ 779,901

    Costs and expenses increased overall by $223,000 during the nine months ended November 30, 2000 compared to the same period during the prior year. The increase is attributed to $399,000 increase in cost of sales, a $5,000 increase in bad debt expense and a $10,000 decline in interest earned on cash balances offset by an $11,000 decrease in general and administrative expenses, a $5,000 decrease in depletion and depreciation, and a $175,000 decrease in unrealized loss on writedown of investments.

    Costs and expenses declined overall by $273,000 during the year ended February 29, 2000 compared to fiscal 1999. The reduction in costs included a $53,000 reduction in cost of sales, a $290,000 decrease in general and administrative expenses, and a $40,000 decrease in unrealized loss on writedown of investments, offset by a decline of $12,000 in net interest and investment income and a $98,000 increase in bad debt expense.

       S1-34

    Costs and expenses increased overall by $632,000 during the year ended February 28, 1999 compared to fiscal 1998. The increase in costs primarily included a $50,000 increase in cost of sales, $292,000 increase in general and administrative costs, an $8,000 increase in bad debt expense, a $300,000 increase in unrealized loss on writedown of investments, offset by an increase in interest and investment income of $21,000.

    Changes in individual components of costs and expenses are discussed below.

Cost of sales:

    Cost of sales includes costs incurred in the production of natural gas and the costs of producing asphalt paving products and maintaining the refinery facility.

    The increase in cost of sales during the nine months ended November 30, 2000 as compared to the same period during the prior year consists of a $39,000 increase in natural gas production costs and a $360,000 increase in asphalt and refinery facility operating costs.

    The increase in natural gas production costs for the nine months ended November 30, 2000 is primarily attributed to a $36,000 increase in gas well equipment repairs due to several significant equipment problems encountered during the period. There were no significant well equipment problems encountered during the same period in the prior year. Well pump, production tubing and surface equipment failures occur randomly and the timing and cost of repairs cannot be accurately predicted.

    The increase in operating costs associated with the asphalt and refinery facility was primarily due to the initiation of asphalt product manufacturing operations in June 2000. Significant operating costs associated with the asphalt products manufacturing operation included:

  $249,000 in raw materials including asphalt, chemicals, and cutback additives;
  $46,000 in electricity and plant fuel;
  $28,000 in operating personnel costs, and:
  $21,000 in all other direct operating costs.

    In addition, Intermountain incurred approximately $16,000 for cleaning and maintenance of refining equipment performed in order to facilitate feasibility testing associated with a crude oil refining project that has been under consideration. To date, no feasibility testing has been performed and there are currently no plans to perform such testing in the near future.

    The decline in cost of sales during the year ended February 29, 2000 is primarily attributed to a $38,000 reduction in natural gas production costs and a $15,000 decline in refinery facility operating costs.

    The $38,000 reduction in natural gas production costs was primarily due to a significant reduction in well repairs during fiscal 2000 compared to fiscal 1999. There were no significant well equipment problems encountered during fiscal 2000. There were no significant changes in other cost categories related to natural gas production during fiscal 2000 compared to fiscal 1999.

    The reduction in refinery facility costs during the year ended February 29, 2000 was primarily due to the write off of $21,000 of petroleum product inventory during fiscal 1999, offset by a slight increase in costs primarily related to the implementation of the asphalt manufacturing project.

       S1-35

    The increase in cost of sales during the year ended February 28, 1999 is attributed to the write off of $21,000 of petroleum product inventories during the year and a $15,000 increase in natural gas well repair costs as compared to fiscal 1998.

    During fiscal 1999 Intermountain wrote off its inventories of petroleum products stored at its Fredonia refinery facility because it was determined that the products did not have any significant value after deducting estimated selling costs.

    During the year ended February 28, 1999, Intermountain incurred approximately $56,000 in gas well equipment repairs compared to $42,000 experienced during fiscal 1998. The cost to repair well equipment was considered to be much higher than normal in both fiscal 1998 and in fiscal 1999 because of the unusual number of unexpected equipment failures that were experienced during those two years. Most other cost categories related to natural gas production remained relatively constant or were consistent with changes in production levels.

General and administrative expenses:

    General and administrative expenses include the cost of Intermountain's officers and administrative employees, costs incurred to operate and maintain the Farmington office building, and all items of general overhead required to manage and administer the corporate affairs of Intermountain.

    The decrease in general and administrative expenses during the nine months ended November 30, 2000 compared to the same period in the prior year was primarily due to a $14,000 reduction in legal, accounting and consulting fees, a $6,000 increase in officer life insurance expense and a $2,000 decrease in all other costs associated with operating of the Farmington office building and the overall administration of Intermountain's affairs.

    During the nine months ended November 30, 2000, Intermountain incurred approximately $44,000 in legal and accounting fees primarily related to registration of Intermountain's stock. During the nine months ended November 30, 1999, Intermountain incurred approximately $58,000, (net of $125,000 reimbursement received from Unico), in legal, accounting and consulting costs that were primarily related to registration of Intermountain's stock and enforcement of the terms of the novation agreement.

    The decrease in general and administrative expenses during the year ended February 29, 2000 was primarily due to a $252,000 reduction in legal, accounting and consulting fees, a reduction of insurance costs of $15,000, and a decline in office building repairs of $14,000. Other general and administrative expense categories remained relatively unchanged from the prior year.

    During the year ended February 29, 2000, Intermountain incurred approximately $195,000 in legal, accounting and consulting costs that were primarily related to registration of Intermountain's stock and enforcement of the terms of the novation agreement. These costs were partially offset by $125,000 recovered from Unico in the form of notes receivable. The $125,000 was recognized as settlement of Unico's obligation to reimburse Intermountain for up to $125,000 for stock registration costs.

    During the fiscal year ended February 28, 1999, Intermountain incurred $321,000 in legal, accounting and consulting costs which included $275,000 for the one time settlement of a legal services claim for services performed in conjunction with the failed Chatfield Dean merger, and $46,000 that was primarily related to the novation agreement and registration of Intermountain's common stock.

    The legal, accounting and consulting costs that Intermountain has incurred during the last three years in association with the failed Chatfield Dean and Starlicon International mergers have represented a significant drain on Intermountain's financial resources. We will continue to incur legal, accounting and consulting costs associated with completing the distribution of Intermountain's stock but are hopeful that the process can be completed without significant additional costs.

       S1-36

    The increase in officer life insurance expense during the nine months ended November 30, 2000 compared to the same period during the prior year is the result of a decline in the cash surrender value of the policies. Cash surrender values change during the year as a result of premium payments made, amortization of monthly cost of insurance and changes in the market values of the life insurance investments.

    The reduction in insurance costs during the fiscal year ended February 29, 2000 was primarily the result of a decrease in officer life insurance costs of $11,000, and a reduction of employee health insurance costs of $5,000, offset by a slight increase in general liability and casualty insurance. Officer life insurance premiums are presently $26,000 per year but are offset by annual increases in the cash surrender value of the policies. The reduction in employee health insurance costs was the result of a change in the coverage provided to Mr. Hagler.

    The reduction in office building repairs during the fiscal year ended February 29, 2000 were primarily related to office building refurbishing performed during fiscal 1999. Intermountain did not perform any significant improvements to its office building during fiscal 2000. The improvements performed during fiscal 1999 allowed Intermountain in increase occupancy of the building during fiscal 1999 and fiscal 2000.

    The overall increase of $292,000 in general and administrative expenses during the year ended February 28, 1999 as compared to fiscal 1998 was primarily due to the legal, accounting and consulting costs experienced during fiscal 1999 as previously discussed. Intermountain was able to decrease some of its ongoing administrative costs during fiscal 1999 as a result of the discontinuation of management of the Sand Creek methanol facility during fiscal 1998.

Bad debt expense:

    During the nine months ended November 30, 2000, Intermountain wrote off a $5,132 account receivable for consulting services performed for Capco Resources during fiscal 1999 that was determined to be uncollectable. Intermountain did not have any accounts or notes receivable that were determined to be uncollectable during the nine months ended November 30, 1999.

   On February 29, 2000, Intermountain established a reserve to write off $106,020 representing the balance of notes and accrued interest receivable from Unico. The notes were originally issued to Intermountain in July 1999 as settlement of a portion of Unico's obligations owing to Intermountain under the novation agreement. As of February 29,2000, Unico was in default on scheduled payments under the notes and collection efforts to date have not been successful. While Intermountain continues to pursue collection of the notes, including consideration of filing legal actions against individual guarantors, management believes that the recovery of significant amounts in excess of collection costs may be doubtful.

    During the fiscal year ended February 28, 1999, Intermountain wrote off a note receivable from an unrelated party that was determined to be uncollectable. Intermountain did not have any accounts or notes receivable that were determined to be uncollectable during fiscal 1998.

Unrealized loss on writedown of investment:

    During the nine months ended November 30, 2000, Intermountain did not record any writedown for impairment in valuation of investments. During the nine months ended November 30, 1999, Intermountain recorded a writedown for impairment in valuation of its investment in preferred and common stock of Chatfield Dean in the amount of $175,250 which represented the then remaining book value of the investments.

       S1-37

    In addition to the valuation impairment of its investment in Chatfield Dean recorded during the first nine months of fiscal 2000, on February 29, 2000, Intermountain recorded a writedown for impairment in valuation of its investment in Unico common stock in the amount of $85,328 representing the entire book value of the Unico common stock received in July 1999.

    During the fiscal year ended February 28, 1999, Intermountain recorded a writedown for impairment in valuation of its investment in preferred and common stock of Chatfield Dean in the amount of $300,250 which represented one half of the original cost of these investments. Intermountain did not record any valuation allowances for investments during the fiscal year ended February 28, 1998.

Interest and investment income (net):

    Interest and investment income includes earnings on cash balances and certificates of deposit, earnings on notes receivable, and net earnings on investments, less interest expense incurred.

    The decrease in interest and investment income during the nine months ended November 30, 2000 as compared to the same period in the prior year was primarily the result of decreased cash balances during the year and the reduction of interest earned on notes receivable. Interest earned on cash balances and investments in mutual funds was $19,000 during nine months ended November 30, 2000 compared to $29,000 earned during the same period of the prior year. During the current year, Intermountain did not accrue any interest on the Unico notes, which were written off, compared to $5,000 interest accrued on the notes during the same period in the prior year.

    The decrease in interest and investment income during fiscal 2000 as compared to fiscal 1999 was primarily the result of decreased cash balances during the year. Intermountain earned interest on its cash balances of approximately $28,000 during fiscal 2000 compared to $46,000 earned during fiscal 1999. Interest earned on notes receivable was $8,000 for fiscal 2000 compared to $3,000 during fiscal 1999. Other interest and investment income earned was $3,000 for fiscal 2000 compared to $2,000 for fiscal 1999. Interest expense incurred during fiscal 2000 was $0 compared to $2,000 incurred in fiscal 1999.

    The increase in interest and investment income during fiscal 1999 as compared to fiscal 1998 was the result of a decrease in interest expense and increased cash balances during most of fiscal 1999, offset by a decrease in earnings from notes receivable. Interest earned on cash balances during fiscal 1999 was $46,000 compared to $26,000 earned during fiscal 1998. Interest earned on notes receivable was $3,000 during fiscal 1999 compared to $22,000 during fiscal 1998. The decrease in earnings on notes receivable during fiscal 1999 was because Red Hills retired its credit line early in the year. Other interest and investment income earned was $2,000 for fiscal 1999 compared to $1,000 for fiscal 1998.

    Interest expense incurred during fiscal 1999 was $2,000 compared to $20,000 incurred during fiscal 1998. Interest expense incurred during fiscal 1998 included approximately $19,000 accrued on debentures payable. The debentures were converted to Unico common stock on February 28, 1998.

Inflation, Deflation and Changing Prices:

    The results of operations and capital expenditures will continue to be affected by inflation, deflation and changing prices.  Prices of natural gas could have a materially adverse effect on Intermountain's operations.  Management is unable to determine the full impact of inflation, deflation and changing prices on the results of operations or working capital.

Changes in and Disagreements with Accountants

    Atkinson and Co. Ltd., Albuquerque New Mexico had performed the annual audits of Unico and its subsidiaries from 1992 until 1998. Intermountain engaged Atkinson to continue to audit its financial statements for the years ended February 28, 1999 and February 29, 2000. There have been no disagreements between Intermountain and its accountants regarding financial disclosure issues.

       S1-38

Directors and Executive Officers

Name and Address	Age	Position	Held Since

William N. Hagler 603 Merino Kraal Farmington, New Mexico 87401	68	President and Director	1984

Rick L. Hurt 5701 Tee Dr. Farmington, New Mexico 87402	48	Controller, Secretary, Treasurer	1985

    Background information concerning the Officers and Directors is as follows:

   William N. Hagler has been the president and a director of Intermountain since 1984. Mr. Hagler received a B.S. degree in Industrial Engineering from North Carolina State University in 1955.  From 1955 to 1968, he was employed by Esso Standard Oil, Cities Service Oil Co. and Riffe Petroleum Co. in various phases of the petroleum refining and marketing industry.  In July 1968, he became assistant to the president and later vice president of Plateau, Inc., Farmington, New Mexico, a regional refining and marketing firm.  His responsibilities have included refinery management, marketing, corporate development, economics and planning, crude oil supply, negotiation and administration of processing arrangements, labor relations, coordination of refinery acquisition and expansion programs, and relations with state and federal regulatory bodies.  In 1979, Mr. Hagler organized Unico and served as its president and as a director from its inception until June 1998 when he resigned both positions. In April 1993, Mr. Hagler accepted an appointment as a director of Saba Petroleum and from October 1998 until December 1998 also served as its management committee chairman. He resigned from all Saba Petroleum positions in March 1999. During 1999, Mr. Hagler accepted an appointment as chairman of the board of directors of Petrominerals Corporation. Mr. Hagler is also a member of the Farmington, New Mexico Public Utilities Commission.

   Rick L. Hurt has been the secretary, treasurer and a director of Intermountain since May, 1985. Mr. Hurt received a BBA degree in Accounting from the University of New Mexico in 1979.  From 1979 to 1982, he was employed as a staff accountant and later as a senior accountant by the accounting firm of Fox & Company in its Albuquerque, New Mexico, offices.  From 1982 until March 1985 he was employed as chief accountant for the law firm of Davis and Davis in Austin, Texas.  Mr. Hurt is certified as a public accountant in the states of New Mexico and Texas although he has not maintained his licenses to practice public accounting in those states.  Mr. Hurt joined Unico as assistant controller in March 1985, and became its controller, secretary, treasurer, and a director on May 20, 1985. Mr. Hurt resigned from these positions in June 1998.

    Both Mr. Hagler and Mr. Hurt may be deemed a parent or promoter of Intermountain as those terms are defined in the rules and regulations promulgated under the Securities Act of 1933.

    No family relationship exists between any officer or director of Intermountain and no officer or director has been involved in any proceeding of the nature described in paragraph (d) of Item 401 of Regulation S-K.

    No officer or director of Intermountain has been subject, during the preceding 5 years, to any of the events set forth in paragraph (f) of Item 401 of Regulation S-K.

       S1-39

Compensation of Directors and Executive Officers

    The following table will inform you about the compensation earned by all of Intermountain's executive officers for services rendered to Intermountain during the last three fiscal years.

Name and Principal Positions	Year	Salary	Bonus	Other Annual Compensation	Long-Term Compensation Awards - Restricted Stock Awards	All Other Compensation
		($)	($)	($)	(#)	($)

William N. Hagler	2000	$101,164	$ 0	$ 0	0	$3,035 (1)
Chief Executive Officer and Director	1999 1998	$101,164 $100,958	$ 0 $ 0	$ 0 $ 0	0 0	$3,035 (1) $ 0

Rick L. Hurt	2000	$ 54,889	$ 0	$ 0	0	$1,647 (1)
Secretary, Treasurer, and Director	1999 1998	$ 54,889 $ 54,777	$ 0 $2,500	$ 0 $ 0	0 0	$1,647 (1) $ 0

All officers and directors as a group ( 2 persons)	2000 1999 1998	$156,053 $156,053 $155,735	$ 0 $ 0 $2,500	$ 0 $ 0 $ 0	0 0 0	$4,682 (1) $4,682 (1) $ 0

    (1) Consists of SIMPLE IRA employer matching contributions of the lesser of employee elective deferrals or 3% of salary.

    Intermountain's employees, including officers, may receive such bonuses and salary increases as the board of directors, in its sole discretion, may award from time to time. Intermountain has not increased officers salaries since April, 1997 at which time a 2.5% cost of living adjustment was awarded.

    Intermountain provides health insurance benefits to the officers and all other full time employees.

    Intermountain maintains a SIMPLE IRA plan for its officers and all of its full time employees. Participation in the plan is voluntary and employee contributions are limited by regulations established annually by the Internal Revenue Service. Intermountain is required to match employee contributions up to the lesser of 3% of salary or the amount of employee contributions.

    No director has been compensated for attending meetings of the board of directors. However, by resolution of the board of directors, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular and special meeting of the board of directors.

    Intermountain does not currently maintain director and officer liability insurance.

    Intermountain has no employment contracts with any of its employees. All employees can terminate employment at will.

       S1-40

Security Ownership of Certain Beneficial Owners and Management

Principal Shareholders:

    There are presently 1,155,609 shares of Intermountain's common stock outstanding. All of the shares are held in a trust for the benefit of those Unico shareholders who are eligible to receive the distribution of Intermountain common stock. All of the shares will be distributed to the eligible shareholders upon effectiveness of the registration statement covering the shares to be distributed.

Security Ownership of Certain Owners:

    The following table lists the only persons known to Intermountain who, after giving effect to the distribution, will beneficially own five percent (5%) or more of the issued and outstanding Intermountain common stock, its only voting security:

Title of Class	Name and address of Beneficial owner	Amount and nature of Beneficial ownership	Percent of Class
Common stock,	William N. Hagler	560,408 shares of	48.50%
no par value	603 Merino Kraal	record and beneficially
	Farmington, NM 87401

Common stock,	William & Helen Braddock	133,400 shares of	11.54%
no par value	P.O. Box 403	record and beneficially
	Dorado, PR 00646

 Security Ownership of Management:

    The following table lists the ownership of Intermountain common stock by the management of Intermountain, after giving effect to the distribution:

Title of Class	Name and address of Beneficial owner	Amount and nature of Beneficial ownership	Percent of Class
Common stock,	William N. Hagler	560,408 shares of	48.50%
no par value	603 Merino Kraal	record and beneficially
	Farmington, NM 87401

Common stock,	Rick L. Hurt	6,904 shares of	0.60%
no par value	5701 Tee Dr.	record and beneficially
	Farmington, NM 87402

Common stock,	All officers and directors	567,312 shares of	49.10%
no par value	(2 people) as a group	record and beneficially

       S1-41

Certain Relationships and Related Party Transactions

    Intermountain was a wholly owned subsidiary of Unico from 1985 until June 1998. During that period of time, there have been numerous transactions between these companies in the ordinary course of their respective businesses. Mr. Hagler and Mr. Hurt have been officers and directors of Intermountain since 1985. They were, likewise, officers and directors of Unico. Mr. Hagler was the chairman of the board of directors and an officer of Unico from 1979 until 1998. Mr. Hurt was a director and an officer of Unico from 1985 to 1998. As of February 29, 2000, it is estimated that Mr. Hagler owned 8.5% of Unico's outstanding common stock and will, upon completion of the distribution, own 48.50% of Intermountain's outstanding common stock.

    Following are descriptions of transactions involving Intermountain and other related parties that occurred during the fiscal year ended February 29, 2000 and such other periods as are helpful in understanding the transactions described. We believe that the terms of the transactions discussed were at least as favorable to Intermountain as those that could have been secured in arm's length transactions.

Unico and Starlicon International:

    In May 1998, in contemplation of the execution of the novation agreement, Unico transferred substantially all of its assets and operating properties to Intermountain in exchange for additional paid in capital of $1,043,197 and reduction in debt owed by Unico to Intermountain.  Assets transferred in exchange for additional paid in capital included the natural gas producing properties in Kansas, the Farmington New Mexico office building, and the Chatfield Dean investment.  All assets were transferred at book value and no gain or loss was recognized by Unico on the transaction.  Assets transferred as payment of debt included cash, accounts and notes receivable, cash value of life insurance policies, and income tax refunds receivable, less accounts payable associated with operating activities.

    As of February 28, 1999, Unico was indebted to Intermountain for an estimated income tax refund of $22,000 from the carryback of a net operating loss to fiscal 1998 from the final Unico consolidated tax returns that were filed for the four months ended June 30, 1998. Intermountain collected the refund during the year ended February 29, 2000.

    As part of the novation agreement Starlicon International agreed to reimburse Intermountain for approximately $31,300 in legal fees and expenses that Intermountain incurred in connection with the legal action and preparation of the novation agreement. As of February 28, 1999, Starlicon International owed Intermountain approximately $26,300 of such reimbursable costs. In July 1999, as part of a global settlement of all remaining obligations due to Intermountain under the novation agreement, Intermountain accepted 375,800 shares of Unico common stock, valued at $28,185, in exchange for the balance due on this receivable plus accrued interest thereon of approximately $1,900.

    The novation agreement provided for Unico to pay Intermountain up to $200,000 if the distribution of Intermountain's stock to Unico shareholders was taxable. The distribution does not qualify as tax exempt under current Internal Revenue Service regulations and is therefore a taxable event. In July 1999, as part of a global settlement of all remaining obligations due to Intermountain under the novation agreement, Intermountain accepted 761,000 shares of Unico common stock, valued at $57,143, as settlement of the "if taxable" obligation.

    The 1,136,800 (375,800 plus 761,000) shares of Unico common stock received on July 16, 1999 was valued at its estimated fair value of $85,328. On February 29, 2000, Intermountain recorded a valuation allowance for the entire cost of the investment because, in the opinion of Intermountain's management, realization of any value in the future is doubtful.

    The novation agreement provided for Unico to reimburse Intermountain for up to $125,000 in costs incurred for registration of Intermountain's stock with the Securities and Exchange Commission. The registration of Intermountain's stock is necessary to complete the distribution of Intermountain's stock to the eligible Unico shareholders. In July 1999, Intermountain accepted two notes receivable from Unico totaling $125,000 ($50,000 and $75,000), as settlement of this obligation.

       S1-42

    The $50,000 note is payable to Intermountain in four monthly installments of $12,500, plus accrued interest at 9% per annum, beginning on August 1, 1999, and is collateralized by 190,500 shares of Unico common stock. The $75,000 note is payable to Intermountain in four annual installments of $18,750, plus accrued interest at 10% per annum, beginning on August 1, 2000, and is collateralized by 357,100 shares of Unico common stock. The $50,000 note and the first installment of the $75,000 note are personally guaranteed by three individuals who are shareholders and officers of Unico. In the event that Unico defaults on any payment of the $50,000 note, the entire remaining balance on both notes becomes subject to the personal guarantees.

    As of February 29, 2000, the balance due from Unico on the two notes was $100,833 plus accrued interest of $5,188. Scheduled payments on the $50,000 note were past due and Intermountain, in accordance with the note and related security agreements, declared both of the notes to be in default. Demand for payment was made to both Unico and the Unico officers and shareholders who personally guaranteed them. While it is Intermountain's intention to pursue collection of both notes, management decided to record a valuation allowance for the entire remaining balance of the notes and accrued interest as of February 29, 2000 because estimates of amounts that may be recovered in the future may not exceed costs of collection.

Red Hills Manufacturing:

    Red Hills is a New Mexico corporation controlled by Intermountain's officers and directors William N. Hagler and Rick L. Hurt, and two former employees of Intermountain.  Red Hills manufactures hardwood stamp blocks and occupies unused building space at Intermountain's refinery facility in Arizona. Red Hills was previously allowed to use the building in exchange for the performance of routine maintenance and monitoring services at the refinery facility. During the year ended February 29, 2000, Intermountain recognized $4,739 of rental income from Red Hills that was an offset of $4,739 in refinery modification work performed by Red Hills personnel. Effective March 1, 2000, Intermountain began charging Red Hills $750 per month for rent of the building. Total rent charged to Red Hills for the nine months ended November 30, 2000 was $6,750.

    Intermountain provides management and accounting services for Red Hills. Fees received for such services were $12,000 during the year ended February 28, 1999, and $14,000 during the year ended February 29, 2000. Beginning in January, 2000, Intermountain began charging Red Hills $1,000 per month for management and accounting services. Total management and accounting fees charged to Red Hills for the nine months ended November 30, 2000 was $9,000.

    Red Hills was indebted to Intermountain for management fees and accrued expenses in the amount of $888 as of February 28, 1999 and $2,162 as of February 29, 2000. There were no amounts due from Red Hills as of November 30, 2000.

Saba Petroleum:

    In April 1993, Mr. Hagler, president and director of Intermountain, accepted an appointment as a director of Saba Petroleum Company. In October 1998, Mr. Hagler accepted a temporary appointment as the management committee chairman of Saba with the agreement that Saba would reimburse Intermountain for Mr. Hagler's monthly employment costs during the period of the appointment. During the year ended February 28, 1999, Saba reimbursed Intermountain approximately $29,000. Mr. Hagler resigned all of his positions with Saba in March 1999.

       S1-43

Financial Statements
 of
 Intermountain Refining Co., Inc.

Index to Financial Statements

Page
Report of Independent Auditors, February 28, 1998 and February 29, 2000	42

Report of Independent Auditors, February 28, 1998	43

Balance Sheets as of February 28, 1999, February 29, 2000, and November 30, 2000	44

Statements of Operations and Comprehensive Income for the years ended
February 28, 1998, 1999 and February 29, 2000 and for the nine months ended
November 30, 1999 and November 30, 2000	46

Statements of Cash Flows for the years ended
February 28, 1998, 1999 and February 29, 2000 and for the nine months ended
November 30, 1999 and November 30, 2000	47

Statements of Changes in Stockholders' Equity
for the years ended February 28, 1998, 1999 and February 29, 2000
and for the nine months ended November 30, 2000	48

Notes to financial statements	49

       S1-44

Report of Independent Auditors

Stockholders and Board of Directors
Intermountain Refining Co., Inc.

We have audited the accompanying balance sheets of Intermountain Refining Co., Inc. as of February 29, 2000 (as restated) and February 28, 1999 and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the years ended February 29, 2000 (as restated) and February 28, 1999. These financial statements are the responsibility of Intermountain's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intermountain Refining Co., Inc. as of February 29, 2000 and February 28, 1999, and the results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

We previously audited and reported on the consolidated statements of operations and cash flows of Unico, Inc. and Subsidiaries for the year ended February 28, 1998, prior to their restatement for the 1999 change in reporting entity as discussed in Note A to the financial statements. Our report dated May14, 1998 expressed an unqualified opinion on those statements.

As discussed in notes A, H, and O to the financial statements, the February 29, 2000 financial statements have been restated from the previously issued financial statements as the Company has provided a reserve for impairment for certain investments and notes held at February 29, 2000.

                                                                                                                            Atkinson & Co., Ltd.

Albuquerque, New Mexico
May 18, 2000 (except notes A, H, and O for which the date is March 6, 2001)

       S1-45

Report of Independent Auditors

Stockholders and Board of Directors
Unico, Inc.

We have audited the accompanying balance sheets of Unico, Inc. and subsidiaries as of February 28, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years ended February 28, 1998. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unico, Inc. and subsidiaries as of February 28, 1998 and 1997, and the consolidated results of operations and cash flows for each of the three years in the period ended February 28, 1999, in conformity with generally accepted accounting principles.

                                                                                                                            Atkinson & Co., Ltd.

Albuquerque, New Mexico
May 14, 1998 (Except Note Q, for which the date is June 11, 1998)

       S1-46

Intermountain Refining Co., Inc.
Balance Sheets
	February 28,	February 29,	November 30,
	1999	2000	2000
Assets		Restated	Unaudited
Current Assets
Cash and cash equivalents - Note A	$ 1,142,794	$ 132,347	$ 179,430
Restricted cash and cash equivalents - Note I	-	500,000	500,000
Accounts receivable - Note B	38,740	216,343	98,425
Accounts receivable from related parties - Note H	27,171	2,162	-
Inventories - Note D	-	1,018,999	805,250
Income tax refund receivable - Note H	22,018	-	-
Prepaid expenses	-	10,000	13,339
Total Current Assets	1,230,723	1,879,851	1,596,444
Property, Plant and Equipment, at cost - Note H
Land, buildings and improvements	463,654	463,654	463,654
Equipment	164,930	164,930	164,930
Crude oil refining equipment	1,212,333	1,212,333	1,216,333
Oil and gas properties, (successful efforts method) - Note L and M	894,400	985,731	985,731
	2,735,317	2,826,648	2,830,648
Less accumulated depletion and depreciation	(1,939,203)	(2,064,492)	(2,154,885)
	796,114	762,156	675,763

Other Assets
Investment in Chatfield Dean, (net) - Note O	300,250	-	-
Investment in Unico - Note H	-	-	-
Available-for-sale investments - Note E	138,000	111,325	125,296
Notes and accrued interest receivable from related parties - Note H	-	-	-
Deferred tax receivable - Note G	-	1,861	-
Certificate of deposit - Note A	20,000	20,000	20,000
Co-generation facilities available for sale - Note P	76,130	76,130	76,130
Other assets - Note C	34,862	57,577	51,654
	569,242	266,893	273,080
	$ 2,596,079	$ 2,908,900	$ 2,545,287
	========	========	========

       S1-47

Intermountain Refining Co., Inc.
Balance Sheets, Continued
	February 28,	February 29,	November 30,
	1999	2000	2000
Liabilities and Stockholders' Equity		Restated	Unaudited
Current Liabilities
Accounts payable	$ 29,311	$ 1.091.885	$ 821,514
Legal service claim payable - Note O	275,000	-	-
Taxes other than income taxes	3,201	3,328	2,829
Income taxes payable - Note G	250	100	-
Total Current Liabilities	307,762	1,095,313	824,343
Deferred Taxes - Note G	-	-	2,409
Commitments and Contingencies - Note I	-	-	-
Stockholders' Equity - Notes A, H and I
Common stock, no par value, authorized 10,000,000 shares,
issued and outstanding 1,155,609 shares in 1999 and 2000	1,455,314	1,455,314	1,455,314

Preferred stock, $0.01 par value, authorized 5,000,000 shares,
0 shares issued and outstanding.	-	-	-

Retained earnings	833,003	361,728	258,749
Accumulated other comprehensive gain/(loss) - Note E	-	(3,455)	4,472
	2,288,317	1,813,587	1,718,535

	$ 2,596,079	$ 2,908,900	$ 2,545,287
	========	========	========

The accompanying notes are an integral part of these financial statements.

       S1-48

Intermountain Refining Co., Inc.
Statements of Operations and Comprehensive Income

	For the year ended			9 months ended
	February 28,	February 28,	February 29,	November 30,	November 30,
	1998	1999	2000	1999	2000
Revenues			Restated	Unaudited	Unaudited
Natural gas production revenues	$ 216,137	$ 212,987	$ 299,247	$ 236,437	$ 338,228
Asphalt storage and manufacturing agreements - Note D	-	30,000	2,743	1,618	307,684
Petroleum product sales	-	584	-	-	-
Real estate rental income	13,182	20,344	26,225	20,106	22,010
Consulting fees - Note H	3,315	41,325	20,519	6,519	9,000
Other income - Note H	3,628	-	57,143	57,143	-
	236,262	305,240	405,877	321,823	676,922
Costs and Expenses
Cost of sales	101,787	152,057	99,164	71,291	470,464
General and administrative - Note O	318,451	610,360	320,515	244,650	233,328
Depletion, depreciation and amortization	122,800	125,422	125,289	95,023	90,393
Bad debt expense	-	8,024	106,020	-	5,132
Unrealized loss on writedown of investments - Notes H and O	-	300,250	260,578	175,250	-
Interest and investment income, net	(28,853)	(49,986)	(38,357)	(29,459)	(19,416)
	514,185	1,146,127	873,209	556,755	779,901
Loss From Continuing Operations Before Income Taxes	(277,923)	(840,887)	(467,332)	(234,932)	(102,979)

Provision (benefit) for income taxes - Note G
Current	(76,998)	(32,405)	123	-	-
Deferred	(15,690)	(57,925)	-	-	-
	(92,688)	(90,330)	123	-	-
Net Loss From Continuing Operations	(185,235)	(750,557)	(467,455)	(234,932)	(102,979)

Discontinued Operations:
Income (loss) from co-generation operations (less applicable income taxes of $(3,511) in 1998, $10,318 in 1999 and $0 in 2000) - Notes P and G	(6,493)	20,090	(3,820)	(3,820)	-

Income (loss) from operations related to the investment in IC Partners, Ltd (less applicable income taxes of $80,384) - Note N	264,732	-	-	-	-

Loss on disposal of investment in IC Partners, Ltd (less applicable income tax credit of $14,443) - Note N	(47,566)	-	-	-	-

Net Income (Loss) - Note A	25,438	(730,467)	(471,275)	(238,752)	(102,979)

Other Comprehensive Income, net of tax:
Unrealized holding gains/(losses) on investments available for sale (net of income tax expense/ benefit of $(1,861) for the year ended February 2000, and $(827) and $4,270 for the 9 months ended November 1999 and 2000, respectively)- Notes E and G	-	-	(3,455)	(1,536)	7,927

Comprehensive Income (Loss)	$ 25,438	$ (730,467)	$ (474,730)	$ (240,288)	$ (95,052)
	=========	=========	=========	=========	=========
Weighted Average Number of Shares Outstanding - Note A	1,155,609	1,155,609	1,155,609	1,155,609	1,155,609

Basic and Fully Diluted Earnings Per Share
Net loss from continuing operations	$ (0.16)	$ (0.65)	$ (0.41)	$ (0.21)	$ (0.09)
Net income (loss) from discontinued operations	0.18	0.02	(0.00)	(0.00)	(0.00)
Net income (loss) per share	$ 0.02	$ (0.63)	$ (0.41)	$ (0.21)	$ (0.09)
	========	=========	========	========	========
The accompanying notes are an integral part of these financial statements.

       S1-49

Intermountain Refining Co., Inc. Statements of Cash Flows
	For the year ended			For the nine months ended
	February 28,	February 28,	February 29,	November 30,	November 30,
	1998	1999	2000	1999	2000
Cash Flows From Operating Activities			Restated	Unaudited	Unaudited
Net income (loss)	$ 25,438	$ (730,467)	$ (471,275)	$ (238,752)	$ (102,979)
Adjustments to reconcile net income (loss) to net cash provided
(used) by operating activities:
Depreciation, depletion and amortization	131,743	134,365	125,289	95,023	90,393
Deferred income taxes	(27,550)	(58,250)	-	-	-
Bad debt expense	-	8,024	106,020	-	5,132
Unrealized loss on writedown of investments - Notes H and O	-	300,250	260,578	175,250	-
Notes receivable accepted as reimbursement of legal costs - Note H	-	-	(125,000)	(125,000)	-
Receipt of Unico common stock included in income - Note H	-	-	(57,143)	(57,143)	-
Realized loss on disposal of investments available for sale	-	-	2,732	1,246	-
Conversion of interest on debentures to common stock	18,690	-	-	-	-
Loss on investment in partnership - Note N	(44,121)	-	-	-	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	98,135	(41,462)	(180,779)	(161,559)	114,949
(Increase) decrease in inventories	-	20,861	(1,018,999)	(1,018,999)	213,749
Increase in prepaid expenses	-	-	(10,000)	-	(3,339)
Increase in accrued interest receivable	-	-	(5,188)	-	-
Decrease in refundable deposits	2,541	-	-	-	-
Increase (decrease) in accounts payable and accrued expenses	(17,890)	235,803	912,702	(118,626)	(270,871)
Increase (decrease) in income taxes accrued/receivable	358,755	(40,225)	21,868	(250)	(100)
Net Cash Flow Provided (Used) by Operating Activities	545,741	(171,101)	(439,195)	(429,811)	46,934

Cash Flows From Investing Activities
Purchases of available for sale mutual funds	-	(138,000)	(38,540)	(35,540)	(1,774)
Proceeds from disposal of available for sale mutual funds	-	-	57,167	33,166	-
Decrease (increase) in cash value of life insurance polices	(18,048)	133,004	(22,715)	-	(5,923)
Increase in certificates of deposit	-	(20,000)	-	-	-
Capitalized gas well completion costs	-	-	(91,331)	(87,952)	-
Purchase of equipment	-	-	-	-	(4,000)
Cash distributions from partnership	178,784	-	-	-	-
Investment in Chatfield Dean	(500)	-	-	-	-
Issuance of notes receivable	(416,300)	(147,572)	-	-	-
Collections of notes receivable	625,409	249,957	24,167	21,430	-
Net Cash Flow Provided (Used) by Investing Activities	369,345	77,389	(71,252)	(68,896)	149

Cash Flows From Financing Activities
Purchase of Unico treasury stock	(9,016)	-	-	-	-
Payments on long-term debt	(18,619)	-	-	-	-
Net Cash Flow (Used) by Financing Activities	(27,635)	-	-	-	-
Increase (Decrease) in Cash and Cash Equivalents	887,451	(93,712)	(510,447)	(498,707)	47,083

Cash and Cash Equivalents at Beginning of Year	349,055	1,236,506	1,142,794	1,142,794	632,347

Cash and Cash Equivalents at End of Year	$ 1,236,506 =========	$ 1,142,794 =========	$ 632,347 ========	$ 644,087 ========	$ 679,430 ========
     Intermountain paid interest of approximately $1,600 in 1998, $1,462 in 1999, and $17 in 2000. Intermountain paid interest of approximately $17 and $0 during the nine months ended November 30, 1999 and 2000, respectively.

     Intermountain paid income taxes of $200 in 1998, $25,030 in 1999, and $250 in 2000, and received refunds of income taxes of $362,300 in 1998, $6,567 in 1999, and $21,995 in 2000. Intermountain paid income taxes of $250 and $100 for the nine month period ended November 30, 1999 and 2000, respectively.

       S1-50

Intermountain Refining Co., Inc. Statements of Cash Flows (Continued)

Supplemental Schedule of Noncash Investing Activities:
     During 2000, Intermountain accepted $125,000 of notes receivable from Unico as reimbursement of registration costs incurred and accepted 1,137,700 shares of Unico common stock valued at $85,328 as settlement of accounts receivable of $26,282, interest on the receivable of $1,903, and other obligations under the novation agreement of $57,143. During 2000, Intermountain transferred 25,000 shares of Chatfield Dean preferred stock having a book value of $125,000 to Watson Farley as partial settlement of a previously accrued legal services claim. During 2000, Intermountain's available for sale securities declined in value by $5,316, net of deferred tax credits of $1,861. During the nine months ended November 30, 1999 available for sale investments declined in value by $408, net of deferred tax credits of $827. During the nine months ended November 30, 2000, available for sale investments increased in value by $9,701 net of deferred taxes of $4,270.

Supplemental Schedule of Noncash Financing Activities: During 1998, Unico converted $178,000 of debentures to Unico common stock.

The accompanying notes are an integral part of these financial statements.

Intermountain Refining Co., Inc.
Statements of Changes in Stockholders' Equity

				Accumulated
				Other	Total
	Common Stock		Retained	Comprehensive	Stockholders'
	Shares	Value	Earnings	Income	Equity
Balance, February 28, 1997, as restated - Note A	1,155,609	$ 1,455.314	$1,538,032	$ -	$ 2,993,346

Net income	-	-	25,438	-	25,438

Balance, February 28, 1998, as restated - Note A	1,155,609	1,455,314	1,563,470	-	3,018,784

Net loss	-	-	(730,467)	-	(730,467)

Balance, February 28, 1999, as restated - Note A	1,155,609	1,455,314	833,003	-	2,288,317

Holding loss on available for sale
investments - Notes E and G	-	-	-	(3,455)	(3,455)

Net loss	-	-	(471,275)	-	(471,275)

Balance, February 29, 2000, as restated - Note A	1,155,609	$ 1,455,314	$ 361,728	$ (3,455)	$ 1,813,587

Holding gain on available for sale
investments (Unaudited)	-	-	-	7,927	7,927

Net loss (Unaudited)	-	-	(102,979)	-	(102,979)

Balance, November 30 (Unaudited)	1,155,609	$ 1,455,314	$ 258,749	$ 4,472	$ 1,718,535
	======	========	=======	=========	=========

The accompanying notes are an integral part of these financial statements.

       S1-51

Note A - Summary of Significant Accounting Policies

Interim Financial Statements (Unaudited): The accompanying balance sheet as of November 30, 2000 and the statements of operations for the nine month periods ended November 30, 1999 and November 30, 2000, and the statements of cash flows for the nine month periods ended November 30, 1999 and November 30, 2000, and the statement of changes in stockholders' equity for the nine month period ended November 30, 2000, have been prepared by Intermountain, without audit. In the opinion of management, all adjustments, (which include only normal recurring adjustments), necessary to present fairly the financial position, results of operations and changes in cash at November 30, 2000, and for all periods presented have been made.

    It is suggested that these unaudited financial statements be read in conjunction with the accompanying audited financial statements for the year ended February 29, 2000. The results of operations for the nine months ended November 30, 2000, are not necessarily indicative of the operating results for the full year.

Basis of Presentation:  The accompanying financial statements include the operations of Intermountain Refining Co., Inc. as well as the operations of Unico, Inc., through June 30, 1998, and prior years discontinued operations of Intermountain Chemical, Inc., and Gas Technologies Group, Inc.  In contemplation of the legal settlement and rescission provisions contained in the novation agreement made between Unico and Starlicon Group, Inc. in June 1998, Unico transferred substantially all of its assets to Intermountain in May 1998.  Unico's employees were transferred to Intermountain at the end of June 1998. All of Intermountain's common stock was transferred into a trust for the benefit of Unico shareholders. The management of Intermountain retained full control over the voting stock, assets and operations of Intermountain - Note H. Subsequent to these transfers, as part of the novation agreement, Unico acquired, for stock, Starlicon International Corporation, which resulted in a change in control of Unico.  As the assets and operations of Intermountain consist almost entirely of the consolidated assets and operations of Unico prior to the Starlicon International acquisition, the accompanying financial statements are presented as if the transfer of assets occurred on March 1, 1998.

    Operations of Intermountain Chemical and Gas Technologies consisted of investments in IC Partners Ltd. which was the general partner of Sand Creek Chemical Ltd..  Intermountain Chemical served as the managing general partner of Sand Creek.  Intermountain Chemical's and Gas Technology's partnership interests in IC Partners were sold on September 1, 1997 and Intermountain Chemical withdrew as managing general partner.  Intermountain Chemical and Gas Technologies were liquidated into Unico and the operations of Intermountain Chemical and Gas Technologies are presented as discontinued operations in the accompanying financial statements - Note N.

    Intermountain, in the past, has provided electrical capacity and energy through a 3,000 kilowatt co-generation facility located in Fredonia, Arizona. In June 1999, Intermountain entered into an equipment sale agreement which provides for the co-generation equipment to be placed on the market for sale. The equipment to be disposed of is presented as co-generation facilities available for sale and the related electrical capacity and energy operations are presented as discontinued operations in the accompanying financial statements - Note P.

Stock Split: Effective as of February 29, 2000, the board of directors of Intermountain declared a 23.11218 for 1 common stock split increasing the number of its outstanding shares from 50,000 to 1,155,609. The stock split was implemented in anticipation of the distribution of Intermountain's common stock to Unico shareholders as discussed in Note I. All references in Intermountain's financial statements to the number of shares and earnings per share have been restated to reflect the stock split.

       S1-52

Business Activity:  Intermountain owns an interest in 20 natural gas producing wells located in southwestern Kansas and is the operator of the properties.  Intermountain owns a petroleum products refinery and asphalt products storage facility in Fredonia, Arizona. In November 1999, Intermountain entered into an agreement with Paramount Petroleum Corporation to expand asphalt storage activities. Beginning in December 1999, Intermountain began receiving asphalt raw material inventories from Paramount and processing and shipment of finished products began in June, 2000. Intermountain also owns an office building in Farmington, New Mexico which it uses for its corporate offices and leases unused space to others.

    Intermountain's financial statements for the year ended February 29, 2000 and for the nine months ended November 30, 2000 have been prepared on a going concern basis which contemplates the realization  of assets  and the settlement of liabilities and commitments in the normal course of business. The February 29, 2000 financial statements have been revised from the previously issued financial statements due to circumstances and events that have transpired since the financial statements were originally issued regarding Intermountain's investment in Chatfield Dean and its investment in and notes receivable from Unico. Intermountain has provided a reserve for impairment on these investments and notes as described in Note H and O to these financial statements. The following table summarizes the impact of the revisions made with respect to results of operations for the year ended February 29, 2000:

Item in Statement of Operations	As Previously Reported	As Restated	Change
Income (loss) from continuing operations	$(100,857)	$(467,455)	$(366,598)

Net income (loss)	$(104,677)	$(471,275)	$(366,598)

Basic and fully diluted earnings per share
Net loss from continuing operations	$ (0.09)	$ (0.41)	$ (0.32)
Net loss from discontinued operations	(0.00)	(0.00)	(0.00)
Net loss per share	$ (0.09)	$ (0.41)	$ (0.32)

    Intermountain incurred a net loss from continuing operations of $185,235 for the year ended February 28, 1998, a net loss of $730,467 for the year ended February 28, 1999, a net loss of $471,275 for the year ended February 29, 2000, and a net loss of $102,979 for the nine months ended November 30, 2000. Several of Intermountain's revenue sources have substantially declined  over the past several years.  Management recognizes that Intermountain must generate additional resources to replace its depleted revenue base. Intermountain has positive working capital and positive stockholders' equity at February 29, 2000 and November 30, 2000. Intermountain also has no debt service requirements at February 29, 2000 and November 30, 2000. Intermountain's current revenue stream would allow Intermountain to sustain its operations on an ongoing basis for at least the next fiscal year. Management's plans to enhance its revenue base include the asphalt manufacturing activity which began operations in June 2000, and exploring potential opportunities to better utilize its refinery equipment investment. Additional opportunities may include restarting and operating the refinery facility to process specialty products, contributing the refinery equipment to a new venture at a different location in exchange for equity participation in such a venture, engaging in petroleum processing projects unrelated to its refinery, and seeking an industry related merger and/or acquisition.  However, there can be no assurance that management will be successful in implementing any of these plans.

Cash and Cash Equivalents:   For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in depository institutions, and interest bearing over-night cash investments.  Intermountain maintains its cash balances and certificates of deposit in various local financial institutions.  The balances maintained are in excess of the maximum insurance provided by the Federal Deposit Insurance Corporation. Intermountain does not believe that it has any significant credit risk for amounts in excess of the Federally insured amounts. Cash and cash equivalents as of February 29, 2000 and November 30, 2000 includes restricted cash in the amount of $500,000 that is pledged as collateral on a $500,000 irrevocable letter of credit as discussed in Note I.

       S1-53

Certificate of Deposit:    Intermountain maintains a certificate of deposit which is payable jointly to Intermountain and the Kansas Corporation Commission as cash security for future well plugging costs in accordance with Kansas licensing requirements. Interest earned on the certificate of deposit is paid directly to Intermountain.

Inventories:  Raw materials, refined products, materials, and supplies inventories of Intermountain are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment:   Property, plant and equipment is stated at cost. Depreciation of property and equipment is provided on the straight-line method over the following useful lives:

Buildings	15-20
Equipment	3-20
Crude Oil Refining Equipment	5-20

    Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property are included in results of operations.

    Long lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. A review for impairment includes comparing the current carrying amount of an asset to the estimated future cash flows expected to result from the use of the asset and its eventual disposition. If such future estimated cash flows are not sufficient to recover the carrying cost, then an impairment loss is recognized. When required, impairment losses on assets to be held are recognized based on the excess of the asset's carrying amount over the fair value of the asset.

    Intermountain's refining assets and asphalt storage assets have been used on a limited basis over the past several years and management has reviewed such asset groups for impairment. It is the opinion of management that no impairment loss on either asset group is necessary at this time. The approximate carrying value of the asphalt storage assets, consisting of storage tanks, loading facilities, and related equipment, was $142,000 as of February 29, 2000 and $124,000 as of November 30, 2000. The approximate carrying value of the refinery assets, consisting of the atmospheric and vacuum distillation process equipment and related equipment, was $156,000 as of February 29, 2000 and $132,000 as of November 30, 2000.

     In making its determination regarding asphalt storage assets, management used estimated future cash flows of $120,000 per year based on its economic forecasts developed for the asphalt product manufacturing and storage project that became operational in June 2000. See Note D for more information regarding this project. Actual cash flows from the project may be materially different than initially forecast. Periodic reviews will be performed to determine if impairment losses on asphalt storage assets may be required in the future.

     In making its determination regarding refining assets, management used estimated future cash flows of $300,000 per year based on its preliminary economic forecasts developed for a petroleum products refining project currently under consideration. There is no assurance that the project under consideration will be implemented, or if implemented, that forecasted cash flows will be realized. Periodic reviews will be performed to determine if impairment losses on refining assets may be required in the future.

Investments in Chatfield Dean and Unico: The investment in Chatfield Dean is reported at cost less reserve for impairment in value and is discussed in Note O to these financial statements. The investment in Unico is reported at estimated fair value less reserve for impairment in value and is discussed in Note H to these financial statements.

Oil and Gas Properties: The successful efforts method of accounting for the acquisition, exploration, development and production of oil and gas properties is utilized. Costs of acquiring undeveloped oil and gas leases are capitalized. All development costs of proved properties are capitalized as incurred and all exploration costs are expensed. The capitalized costs of oil and gas wells and related equipment are amortized by the units-of-production method based on the estimated proved oil and gas reserves.

       S1-54

Income Taxes: Deferred income taxes are provided on temporary differences arising primarily from the use of straight-line depreciation for financial reporting purposes and accelerated depreciation on certain assets for income tax purposes. Intermountain filed consolidated income tax returns with Unico through June 30, 1998 and filed a separate tax return for the eight months ended February 28, 1999. Intermountain has and will file separate tax returns for subsequent years.  For periods in which consolidated returns were filed, taxes were allocated to each subsidiary as if separate returns were filed. Investment tax credits have been accounted for on the flow-through method.

Earnings Per Share: Income (loss) per share is based on the weighted average number of common shares outstanding during each period.

Reclassifications:   Certain reclassifications have been made to the 1998 and 1999 financial statements to conform with the 2000 presentation.

Estimates:   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments:   The carrying amount of cash and cash equivalents, certificate of deposit, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these amounts. The carrying amount of notes receivable approximates fair value because the interest rates are at or near market value.

Available for Sale Investments: Available for sale investments include investments in mutual funds. The carrying amount of Intermountain's investment in mutual funds is reflected at fair value. Unrealized holding gains and losses in the market value of mutual funds is reported as other comprehensive income and included in changes in equity.

Concentration of Credit Risk: Intermountain generates substantially all of its natural gas revenues from one customer, Oneok Field Services Company. Intermountain has not experienced any credit losses with respect to its natural gas receivables. Accordingly, no provision for doubtful accounts on such receivables has been recorded by Intermountain. Collateral is not required on natural gas receivables.

Other Comprehensive  Income: Other comprehensive income for the year ended February 29, 2000 and for the nine month periods ended November 30, 1999 and 2000 includes unrealized gains and losses on changes in the value of available for sale investments and is recorded as changes in equity. For the years ended February 28, 1998, and 1999, Intermountain had no changes in equity which constitute components of other comprehensive income.

Note B - Accounts and Notes Receivable

    Accounts receivable consists of amounts due from customers for sales of natural gas, sales of asphalt paving products, office space rental, services rendered, and reimbursements of costs incurred in conjunction with modifications to asphalt storage equipment.  Credit sales are generally made on terms ranging from net 10 days to net 30 days in accordance with normal industry practice.  Intermountain performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.  Management does not believe that an allowance for bad debts on accounts receivable is necessary.

       S1-55

Note C - Other Assets

    Other assets consist of the following:

	February 28,	February 29,	November 30,
	1999	2000	2000
			(Unaudited)
Cash value of life insurance contracts	$ 34,587	$ 57,302	$ 51,379
Utility and license deposits	275	275	275
	$ 34,862	$ 57,577	$ 51,654

Note D - Asphalt Product Manufacturing and Storage

    From time to time, Intermountain has used storage tanks and loading facilities at its refinery facility in Fredonia, Arizona to provide asphalt storage services to others on a fee basis. Asphalt storage services include the receipt, storage, and shipment of asphalt products owned by others. During the year ended February 28, 1999, Intermountain received $30,000 for storage of paving asphalt owned by others.

    In November 1999, Intermountain entered into an agreement with Paramount Petroleum Corporation to manufacture asphalt emulsions and cutback products for shipment to Paramount's customers. Asphalt emulsions and cutback products are used for construction, repair, and maintenance of highways, streets, and parking lots. The primary term of the agreement is four years from the first delivery of finished products by Intermountain. Necessary equipment modifications began in June 1999 and initial processing and shipments of finished products commenced during June 2000.

    All costs incurred by Intermountain for making equipment modifications have been accrued for reimbursement by Paramount who owns the equipment modifications. Intermountain invoiced Paramount approximately $263,000 for equipment modification costs incurred during the year ended February 29, 2000. Amounts receivable from Paramount for such invoices was approximately $144,000 as of February 29, 2000. During the nine months ended November 30, 2000, Intermountain invoiced Paramount approximately $148,000 for equipment modification costs. As of November 30, 2000, amounts receivable from Paramount for equipment modification costs were approximately $9,000. In addition to modifications made to Intermountain's equipment, Paramount also installed additional asphalt processing equipment at the facility that is leased to Intermountain over the term of the agreement for $500 per month. Total rent expense incurred during the nine months ended November 30, 2000 was $3,000. Future minimum rental payments due to Paramount for the next five fiscal years are as follows:

Fiscal year ended February,	Amount
2001	$ 1,500
2002	6,000
2003	6,000
2004	6,000
2005	1,500
Total	$21,000

    Intermountain purchases asphalt raw materials exclusively from Paramount, processes the asphalt raw material on a batch basis into asphalt emulsions and cut backs and ships the finished products for delivery to Paramount's customers as directed by Paramount. Title and risk of loss passes to Paramount upon shipment of the finished products by Intermountain.

       S1-56

    Revenues from the sale of finished products to Paramount are recognized by Intermountain on a monthly basis according to a formula set out in the agreement. The formula provides for Intermountain to recover, from Paramount, a portion of the revenues recognized by Paramount from the resale of products shipped by Intermountain. In general, the amount Intermountain is entitled to recover includes the cost of asphalt raw materials included in the products shipped, Intermountain's operating costs as allowed under the agreement, and 40% of any amounts remaining after deduction for a monthly capital cost recovered by Paramount and deduction for any previously un-recovered amounts. For the nine months ended November 30, 2000, Intermountain recognized $307,684 in revenue from the sale of asphalt paving products to Paramount. As of November 30, 2000, the amount recoverable from Paramount from the sale of asphalt paving products was $11,089.

    If Paramount's revenues from the resale of products shipped by Intermountain less the cost of asphalt raw materials included in such shipments for a given month are not sufficient for Intermountain to recover its allowable operating costs, the un-recovered portion of allowable operating costs are accumulated for recovery against future Paramount revenues from the resale of products shipped by Intermountain. As there is no assurance that such future resale's will be sufficient to recover Intermountain's accumulated un-recovered allowable operating costs, no amount of revenue is recognized by Intermountain on such accumulated amounts. Total accumulated un-recovered operating costs contingently recoverable out of future Paramount revenues amounted to $57,667 as of November 30, 2000.

    Paramount is entitled to retain, from amounts remaining from its revenues recognized for the resale of products shipped by Intermountain after deducting the cost of raw materials and Intermountain's operating costs, a monthly capital recovery charge equal to 1/48th of the total amount paid by Paramount to complete the modifications to Intermountain's facilities. Any such amount not recovered in a given month by Paramount is accumulated for future recovery in the same manner previously described for Intermountain's accumulated un-recovered costs.

    Amounts due to Paramount for raw materials purchased are payable only upon processing and delivery of finished products and are offset against amounts receivable from Paramount for products delivered. The price of asphalt raw material purchased from Paramount is determined from independently published prices for the region. Intermountain has provided Paramount with a $500,000 letter of credit to secure payment for asphalt raw materials purchased. Paramount has provided Intermountain with a $500,000 letter of credit to secure the payment for asphalt products sold. Under the agreement, Intermountain may require that Paramount repurchase, at Intermountain's cost, any unused asphalt inventories at the end of the contract term. During the year ended February 29, 2000, Intermountain purchased approximately $1,019,000 of asphalt raw material from Paramount . No products were processed or produced during the year ended February 29, 2000 and the entire amount purchased is included in inventory as of February 29, 2000. As of February 29, 2000, the amount payable to Paramount for such purchases was approximately $1,019,000. As of November 30, 2000, the amount due to Paramount for asphalt raw materials held in inventory was approximately $782,000.

Note E - Available-For-Sale Investments

    Available-for-sale investments consist of the following:
	February 28,	February 29,	November 30,
	1999	2000	2000
(Unaudited)
Investment in mutual funds, at fair value	$ 138,000	$ 111,325	$ 125,296
Total investments available for sale	$ 138,000	$ 111,325	$ 125,296

    Investments in mutual funds are stated at their estimated fair value as of the balance sheet date presented. The mutual funds were purchased near Intermountain's February 28, 1999 year-end, therefore no material unrealized gains or losses were incurred that would have been recorded as a separate component of stockholders' equity for that period. As of February 29, 2000, the fair value of the mutual funds was $5,316 less than cost representing a holding loss which was included as a reduction of stockholders' equity. As of November 30, 2000, the fair value of the mutual funds was $6,881 greater than cost which represented a holding gain which is included as an increase of stockholders' equity. Gains and losses on the sale of investment securities (when incurred) are determined using the specific identification method. Given that the investments are mutual funds, no contractual maturities exist that would require separate disclosure.

       S1-57

Note F - Convertible Subordinated Debentures

    Unico had $178,000 of four year 10.5% subordinated convertible debentures issued to related parties which were originally issued in September 1986.  The maturity date of the debentures had been extended on several occasions by mutual agreement of the parties.  Effective February 28, 1998, Unico accepted an offer by the holder of the debentures to convert all of the debentures, along with the accrued interest thereon, into 142,718 shares of Unico common stock.  The conversion price accepted in the offer was $1.40 per share compared to the original conversation price of $8.00 per share.

    Interest expense related to these debentures was $18,700 in 1998.

Note G - Income Taxes

    Income tax expense (benefit) from continuing operations differs from income tax at the statutory rate of 34% as follows:

	February 28,	February 28,	February 29,	November 30,	November 30,
	1998	1999	2000	1999	2000
				(Unaudited)	(Unaudited)
Income at statutory rate	(34)%	(34)%	(34)%	(34)%	(34)%
State income taxes	- %	- %	- %	- %	- %
Other (net)	1%	23%	34%	(34)%	34%
Income tax expense (benefit)	(33)%	(11)%	- %	-%	- %

    Income tax expense (benefit) for the years ended February 28, 1998, February 28, 1999 and February 29, 2000 and for the nine month periods ended November 30, 1999 and November 30, 2000 consists of the following:

	February 28,	February 28,	February 29,	November 30,	November 30,
	1998	1999	2000	1999	2000
Continuing Operations:					Unaudited
Current
Federal	$ (78,035)	$ (32,655)	$ -	$ -	$ -
State	1,037	250	123	-	-
Deferred
Federal	(15,690)	(57,925)	-	-	-
State	-	-	-	-	-
Total taxes continuing operations	$ (92,688)	$ (90,330)	$ 123	$ -	$ -

Discontinued Operations:
Current
Federal	$ 74,290	$ 10,643	$ -	$ -	$ -
State	-	-	-	-	-
Deferred
Federal	(11,860)	(325)	-	-	-
State	-	-	-	-	-
Total taxes discontinued operations	$ 62,430	$ 10,318	$ -	$ -	$ -

       S1-58

    Intermountain has net operating loss carryforwards for Federal and State income tax purposes as shown in the following table.  Operating losses can be carried forward for 20 years for Federal tax purposes and from 5 to 10 years for state tax purposes. Intermountain has capital loss carryforwards for Federal and State income tax purposes as shown in the following table. Capital losses can be carried forward for 5 years for both Federal and State income tax purposes and can only be used to offset capital gains. A valuation allowance has been provided on substantially all the net operating loss carryforwards and capital loss carryforwards as realization of the tax benefit is uncertain.

Year Generated	Net Operating Loss Carryforward	Year Expires	Capital Loss Carryforward	Year Expires
1999	$ 358,570	2019	$ -
2000	48,995	2020	124,357	2005
Nine months ended November 30, 2000	57,213	2021	(1,774)
Total	$ 461,778		$ 122,583

Deferred taxes as of February 28, 1999, February 29, 2000 and November 30, 2000 consist of the following:

	February 28,	February 29,	November 30,
	1999	2000	2000
			(Unaudited)
Deferred tax liability arising from using accelerated depreciation for income tax purposes	$ (41,173)	$ (23,260)	$ (7,510)
Deferred tax asset arising from net operating loss carryforward	121,275	142,648	162,672
Deferred tax asset arising from capital loss carryforward	-	34,820	34,323
Valuation allowance provided for deferred tax assets	(80,102)	(154,208)	(189,485)
Deferred taxes payable	$ -	$ -	$ -

Deferred tax payable/(receivable) from unrealized holding gain/loss on available for sale investments recorded as other comprehensive income/loss	$ -	$ (1,861)	$ 2,409

Note H - Related Party Transactions

Officers and Directors: Unico was obligated under debentures payable to an officer, director and stockholder totaling $178,000 during the year ended February 28, 1998. Interest expense on the debentures was $18,700 in 1998.  As of February 28, 1998, the debentures, along with accrued interest of $21,805, were converted into 142,718 shares of Unico's common stock - Note F.

IC Partners Ltd. and Sand Creek Chemical Ltd.:  In conjunction with Intermountain Chemical's management of Sand Creek's Commerce City, Colorado methanol production facilities, Intermountain Chemical received certain payments and reimbursements of payroll and related costs.  All payments, with the exception of a basic monthly management fee were based on actual costs accrued.  Management fees paid to Intermountain Chemical were $20,833 per month from December 1995 through August 1997 when the partnership investments in IC Partners were sold and Intermountain Chemical resigned as the managing general partner of Sand Creek. Amounts received from Sand Creek for the year ended February 28, 1998 included $240,118 for management fees - Note N.

    Intermountain Chemical and Gas Technologies received cash distributions from IC Partners associated with its investment in Sand Creek.  During 1998, Intermountain Chemical and Gas Technologies combined received $178,784 for estimated tax liabilities associated with Sand Creek operations through August 31, 1997 and the liquidation of IC Partners - Note N.

Red Hills Manufacturing:  On November 1, 1996, Intermountain issued an 8%, $325,000 revolving line of credit to Red Hills, a New Mexico Corporation controlled by the current officers and two former employees of Intermountain.  Red Hills manufactures hardwood stamp blocks. The revolving line of credit was established to facilitate the purchase of equipment and to fund start-up working capital requirements of Red Hills.  The revolving credit line was scheduled to terminate on December 31, 1997 but was extended until December 31, 1998.  The credit line was secured by cash, accounts receivable, inventories and equipment owned by Red Hills.  The balance outstanding on the revolving credit line was completely repaid prior to its expiration on December 31, 1998 and the line of credit was not renewed.  Interest income received from Red Hills was $21,811 for the year ended February 28, 1998, and $3,426 for the year ended February 28, 1999.

       S1-59

    Red Hills occupies unused building space at Intermountain's refinery facility in Arizona. Red Hills was previously allowed to use the building in exchange for the performance of routine maintenance and monitoring services at the refinery facility. During the year ended February 29, 2000, Intermountain recognized $4,739 of rental income from Red Hills that was an offset of $4,739 in asphalt storage equipment modifications performed by Red Hills. Beginning March 1, 2000, Intermountain began charging Red Hills $750 per month for rent of the building. Rental income charged to Red Hills was $3,491 for the nine months ended November 30, 1999 and $6,750 for the nine months ended November 30, 2000.

    Intermountain provides management and accounting services for Red Hills. Fees charged to Red Hills were $12,000 during the year ended February 28, 1999, and $14,000 during the year ended February 29, 2000. Beginning in January 2000, Intermountain began charging Red Hills $1,000 per month for management and accounting services. Fees charged to Red Hills were $9,000 for the nine months ended November 30, 2000.

    Red Hills was indebted to Intermountain for management fees and accrued expenses in the amount of $888 as of February 28, 1999, $2,162 as of February 29, 2000, and $0 as of November 30, 2000.

Unico and Starlicon International:  Effective as of June 30, 1998, Unico entered into a novation agreement with Starlicon Group as settlement of a legal action taken by Unico to rescind a stock purchase agreement entered into in February 1998. Under the novation agreement, Unico acquired all of the outstanding stock of Starlicon International in exchange for common and preferred stock of Unico which resulted in a change in control of Unico.  The agreement required Unico to transfer all of its assets and business operations that existed prior to the effective date to Intermountain. In addition, Unico relinquished all control over Intermountain and the agreement provided for a distribution of Intermountain's stock to Unico shareholders who held Unico stock that was issued and outstanding prior to the effective date of the agreement. Accordingly, effective as of July 1, 1998, Unico was no longer a stockholder of Intermountain. All of Intermountain's stock is currently held in trust for the benefit of those Unico shareholders who are eligible to receive it pending completion of a registration statement on Form S-1 that has been filed with the Securities and Exchange Commission. See Note I - Registration and Distribution of Intermountain Common Stock.

    In May 1998, in contemplation of the execution of the novation agreement, Unico transferred substantially all of its assets and operating properties to Intermountain in exchange for additional paid in capital of $1,043,197 and reduction in debt owed by Unico to Intermountain.  Assets transferred in exchange for additional paid in capital included the Kansas Gas Properties, the Farmington New Mexico office building, and the Chatfield Dean investment.  All assets were transferred at book value and no gain or loss was recognized by Unico on the transaction.  Assets transferred as payment of debt included cash, accounts and notes receivable, cash value of life insurance policies, and income tax refunds receivable, less certain accounts payable associated with operating activities. As of February 28, 1999, Unico was indebted to Intermountain for an estimated income tax refund of $22,018 from the carryback of a net operating loss to fiscal 1998 from the final consolidated tax returns that were filed by Unico for the four months ended June 30, 1998. Intermountain collected the refund during the year ended February 29, 2000.

    In December 1998, Intermountain notified the new management of Unico of its intent to proceed with the distribution of Intermountain stock to the eligible shareholders of Unico.  The new management of Unico however withheld cooperation and requested a renegotiation of some of the terms of the novation agreement.  While Intermountain was under no obligation to renegotiate the terms, discussions were held on proposed changes over the following three months.  The parties however were unable to reach mutually acceptable changes and on March 29, 1999 Intermountain filed suit in the United States District Court for the Central District of California entitled  Intermountain Refining Co., Inc. v. Starlicon, etc., etal. USDC Case No.CV99-3405 DT (SHX), seeking the Court to order an injunction against certain shareholders of Unico from revoking proxies to vote in favor of the intended distribution, (if such vote were determined to be required), and additionally ordering the new management of Unico to perform its duties and obligations under the novation agreement.  After a brief hearing on April 1, 1999, the parties agreed to proceed with the distribution under the original terms of the novation agreement.  Intermountain agreed to withdraw its suit without prejudice with the understanding that the suit could be refiled in the future in the event that Unico failed to promptly fulfill its obligations under the novation agreement.

       S1-60

    As part of the novation agreement Starlicon International agreed to reimburse Intermountain for approximately $31,300 in legal fees and expenses that Intermountain incurred in connection with the legal action and preparation of the novation agreement. As of February 28, 1999, Starlicon International owed Intermountain approximately $26,300 of such reimbursable costs. In July 1999, as part of a global settlement of all remaining obligations due to Intermountain under the novation agreement, Intermountain accepted 375,800 shares of Unico common stock, valued at $28,185, in exchange for the balance due on this receivable plus accrued interest thereon of approximately $1,900.

    The novation agreement provided for Unico to pay Intermountain up to $200,000 if the distribution of Intermountain's stock to Unico shareholders was taxable. The distribution does not qualify as tax exempt under current Internal Revenue Service regulations and is therefore a taxable event. In July 1999, as part of a global settlement of all remaining obligations due to Intermountain under the novation agreement, Intermountain accepted 761,000 shares of Unico common stock, valued at $57,143, as settlement of the "if taxable" obligation.

    The 1,136,800 (375,800 plus 761,000) shares of Unico common stock received on July 16, 1999 was valued at its estimated fair value of $85,328. As of February 29, 2000, Intermountain recorded an allowance for impairment of the entire cost of the investment because, in the opinion of Intermountain's management, the future realization of any value from the investment is doubtful.

    The novation agreement provided for Unico to reimburse Intermountain for up to $125,000 in costs incurred for registration of Intermountain's stock with the Securities and Exchange Commission. The registration of Intermountain's stock is necessary to complete the distribution of Intermountain's stock to the eligible Unico shareholders. In July 1999, Intermountain accepted two notes receivable from Unico totaling $125,000 ($50,000 and $75,000), as settlement of this obligation.

    The $50,000 note is payable to Intermountain in four monthly installments of $12,500, plus accrued interest at 9% per annum, beginning on August 1, 1999, and is collateralized by 190,500 shares of Unico common stock. The $75,000 note is payable to Intermountain in four annual installments of $18,750, plus accrued interest at 10% per annum, beginning on August 1, 2000, and is collateralized by 357,100 shares of Unico common stock. The $50,000 note and the first installment of the $75,000 note are personally guaranteed by three individuals who are shareholders and officers of Unico. In the event that Unico defaults on any payment of the $50,000 note, the entire remaining balance on both notes becomes subject to the personal guarantees.

    As of February 29, 2000, the balance due from Unico on the two notes was $100,833 plus accrued interest of $5,188. Scheduled payments on the $50,000 note were past due and Intermountain, in accordance with the note and related security agreements, declared both of the notes to be in default. Demand for payment was made to both Unico and the Unico officers and shareholders who personally guaranteed them. While it is Intermountain's intention to pursue collection of both notes, management recorded a valuation allowance for the entire balance of the notes and accrued interest thereon in the amount of $106,021 as of February 29, 2000. Collection efforts to date have not been successful and it is believed that any amounts that may be collected in the future may not exceed costs of collection.

Saba Petroleum: In April 1993, Mr. Hagler, president and director of Intermountain, accepted an appointment as a director of Saba Petroleum Company. In October 1998, Mr. Hagler accepted a temporary appointment as the management committee chairman of Saba with the agreement that Saba would reimburse Intermountain for Mr. Hagler's monthly employment costs during the period of the appointment. During the year ended February 28, 1999, Saba reimbursed Intermountain approximately $29,000. Mr. Hagler resigned all of his positions with Saba in March 1999.

       S1-61

Note I - Commitments and Contingencies

Environmental Matters:  Intermountain has been involved in the manufacture, storage, and sale of petroleum products since 1984, which exposes Intermountain to potential claims for environmental remediation costs, if any, of sites operated by Intermountain. Intermountain is not aware of any claims pending for such sites.

Plugging and Abandonment Liabilities:  Intermountain has not established specific reserves for the plugging and abandonment of its natural gas producing properties in Kansas. Based on past experience with plugging and abandonment of uneconomic wells in Kansas, management does not believe that future plugging and abandonment costs, net of equipment salvage, will be material.

Registration and Distribution of Intermountain Common Stock:  In accordance with the terms of the novation agreement between Unico and Starlicon Group, the management of Intermountain has notified the new management of Unico of it's intent to distribute Unico's holdings of Intermountain stock to shareholders of Unico who are eligible to receive them.  In July 1999, Unico notified its shareholders that July 12, 1999 had been set for the record date to establish the holders of Unico common stock who were eligible to receive the distribution of Intermountain common stock. Generally, Unico shareholders eligible to receive the distribution of Intermountain common stock are those Unico shareholders who, on July 12, 1999, held shares of Unico common stock that had been issued and outstanding prior to June 30, 1998. In addition, 30,000 additional shares of Intermountain common stock will be issued to holders of 30,000 shares of Unico common stock who purchased shares that had been issued to Leo Murphy after June 30, 1998 who in turn sold the shares into the open market. Such shares, under the novation agreement, should have been restricted from participation in the distribution but Intermountain has been unable to specifically identify the holders of such improperly issued shares. Each eligible Unico shareholder will receive 1 share of Intermountain common stock for each share of Unico common stock that they held on July 12, 1999. In November 1999, Intermountain filed a preliminary Form S-1 registration statement with the Securities and Exchange Commission. In June 2000, Intermountain filed an amendment to the Form S-1 in response to comments received from the Securities and Exchange commission and is currently preparing a second amendment to the registration statement in response to additional comments received from the Securities and Exchange Commission.  All 1,155,609 shares of Intermountain's common stock outstanding will be distributed to the eligible Unico shareholders upon effectiveness of the registration statement.

Standby Letter of Credit and Restriction of Cash: In February 2000, Intermountain provided a $500,000 irrevocable letter of credit, issued by a bank, to Paramount for the purpose of securing payment for asphalt raw materials purchased. In order to induce the bank to issue the letter of credit, Intermountain pledged $500,000 of cash deposited with the bank as collateral. Under the pledge agreement, Intermountain will continue to earn interest on the cash deposited with the bank but is restricted from using the funds for the payment of other obligations. The letter of credit expires in February 2001.

Note J - Simple IRA Plan

    In March 1998 Intermountain implemented a SIMPLE IRA plan for the benefit of all of its full time employees.  The plan provides for the elective deferral of employee wages, subject to annual limits established by the Internal Revenue Service, and provides a mandatory employer matching contribution.  Mandatory matching contributions are the lesser of 3% of employee compensation or the amount of elective deferrals.  Intermountain may elect to reduce the matching percentage to 1% for two out of five consecutive calendar years.  Intermountain made matching contributions of $5,460 in 1999 and $5,385 in 2000.

Note K - Financial Information Relating to Industry Segments

    Intermountain's major industry segments are natural gas production and petroleum refining and asphalt product manufacturing and storage. Intermountain also rents office space in its Farmington, New Mexico office building and in addition to the overall management of Intermountain, management occasionally performs management and consulting services for others. All costs and expenses associated with the overall management of Intermountain and other miscellaneous activities are included under "Other" in the following segment information. Selected financial information relating to these segments is as follows:

       S1-62

	Year Ended			Nine months ended
	February 28,	February 28,	February 29,	November 30,	November 30,
	1998	1999	2000	1999	2000
	(Dollars in Thousands)
				(Unaudited)	(Unaudited)
Revenues
Refining, asphalt product manufacturing and storage	$ -	$ 30	$ 8	$ 6	$ 315
Natural gas production	216	213	299	236	338
Other	20	62	99	80	24
	$ 236	$ 305	$ 406	$ 322	$ 677
Operating Profit (Loss)
Refining, asphalt product manufacturing and storage	$ (71)	$ (63)	$ (65)	$ (49)	$ (101)
Natural gas production	76	45	170	141	209
Other	(283)	(823)	(572)	(327)	(211)
	$ (278)	$ (841)	$ (467)	$ (235)	$ (103)
Identifiable Assets
Refining, asphalt product manufacturing and storage	$ 451	$ 399	$ 1,522	$ 501	$ 1,128
Natural gas production	369	370	442	411	421
Other	2,354	1,827	945	1,199	996
	$ 3,174	$ 2,596	$ 2,909	$ 2,111	$ 2,545
Depreciation and Depletion
Refining, asphalt product manufacturing and storage	$ 65	$ 65	$ 65	$ 49	$ 49
Natural gas production	34	38	38	30	25
Other	23	22	22	16	16
	$ 122	$ 125	$ 125	$ 95	$ 90

Capital Expenditures - During the nine months ended November 30, 2000, Intermountain capitalized $4,000 for a forklift used in the asphalt manufacturing operation. During the nine months ended November 30, 1999, Intermountain capitalized $88,000 in well completion costs associated with natural gas production activities. During the year ended February 29, 2000, Intermountain capitalized $91,000 in well completion costs associated with natural gas production activities. There were no capital expenditures associated with operating segments during the years ended February 28, 1998 and 1999.

    Intermountain sells substantially all natural gas produced from the Kansas gas properties to one customer. Natural gas sales to the customer, net to Intermountain's interest, was approximately $210,000 for the year ended February 28, 1998, $206,000 for the year ended February 28, 1999, $281,000 for the year ended February 29, 2000, $328,000 for the nine months ended November 30, 1999 and $220,000 for the nine months ended November 30, 2000.

Note L - Oil and Gas Properties

Kansas Gas Properties:  On July 1, 1988, Unico acquired certain natural gas producing properties from Methanol Production Corporation (MPC), a privately held Denver firm. The assets, valued at $902,000, included an estimated 2,850,000 Mcf, net to Intermountain's interest, of proven and developed natural gas reserves and related production equipment located in Southwestern Kansas. In exchange for the assets, Unico gave $180,000 in cash, issued 106,851 shares of its common stock, and incurred a $290,000 note payable to a bank.  Unico transferred all of it's interest in the properties to Intermountain in May 1998.

       S1-63

    During the year ended February 29, 2000 Intermountain completed an infill development well on an already existing lease in Kansas. Costs to complete the well in the amount of $91,332 were capitalized as proved gas properties. Intermountain did not initiate drilling of the new well but rather took over the well from an oil exploration company who had drilled a dry exploratory well into deep formations subleased from Intermountain. Under the sublease agreement, Intermountain had the right, but no obligation, to take over any dry holes drilled on the leased property and complete the well for production from Intermountain's shallower natural gas producing formation. Intermountain has no current plans to drill or complete any additional wells on the Kansas gas leases or elsewhere.

Capitalized Costs: Capitalized costs relating to oil and gas producing activities, as of February 28, 1999, February 29, 2000, and November 30, 2000 are as follows:
			February 28,	February 29,	November 30,
			1999	2000	2000
					(Unaudited)
Proved gas properties			$ 894,400	$ 985,731	$ 985,731
Unproved oil and gas properties			-	-	-
Less accumulated depletion			(578,145)	(616,285)	(641,095)
Net capitalized costs			$ 316,255	$ 369,446	$ 344,636

Results of Operations: Results of operations of oil and gas producing activities, excluding overhead and interest allocations, for the years ended February 28, 1998, February 28, 1999 and February 29, 2000 and for the nine month periods ended November 30, 1999 and November 30, 2000 are as follows:

	February 28,	February 28,	February 29,	November 30,	November 30,
	1998	1999	2000	1999	2000

Revenues
Natural gas sales	$ 216,137	$ 212,987	$ 289,247	$ 226,437	$ 338,228
Other	-	-	10,000	10,000	-
	216,137	212,987	299,247	236,437	338,228

Costs and Expenses
Operating costs	103,199	126,633	83,851	61,519	102,526
General and administrative	2,438	3,052	7,401	3,958	1,985
Depletion, depreciation and amortization	34,109	38,108	38,140	29,662	24,810
	139,746	167,793	129,392	95,139	129,321

Pre-tax net income	76,391	45,194	169,855	141,298	208,907
Income tax expense	26,737	15,818	59,449	49,454	73,117
Net income	$ 49,654	$ 29,376	$ 110,406	$ 91,844	$ 135,790

        S1-64

Note M - Gas Reserve Data and Supplemental Data (Unaudited)

In accordance with Statement of Financial Accounting Standards No. 69, the following unaudited information is presented with regard to Intermountain's proved gas reserves. Information for gas is presented in million cubic feet (MMcf) except where otherwise indicated in thousand cubic feet (Mcf).

Production: Intermountain's net gas production, average sales price and production cost for the years ended February 28, 1998, February 28, 1999 and February 29, 2000, and the nine months ended November 30, 1999 and November 30, 2000 are as follows:
	February 28, 1998	February 28, 1999	February 29, 2000	November 30, 1999	November 30, 2000
Net gas production (Mcf)	211,528	236,327	236,455	185,541	161,843
Average sales price ($/Mcf)	$ 1.0218	$ 0.9012	$ 1.2020	$ 1.1933	$ 2.0899
Average production cost ($/Mcf)	$ 0.4994	$ 0.5488	$ 0.3859	$ 0.3529	$ 0.6458

Reserves: On July 1, 1988 Intermountain acquired natural gas producing properties in Western Kansas. (See Note L). The gas reserves as of February 28, 1999 and years prior are based upon an independent reserve report prepared in 1991 and data developed internally by Intermountain. The gas reserves as of February 29, 2000 are based on an independent reserve report prepared for Intermountain dated February 25, 2000. Gas reserves as of November 30, 2000 are based on the February 25, 2000 independent reserve report updated with data developed internally by Intermountain.

Estimated net quantities of proved developed and proved undeveloped gas reserves as of February 28, 1999 and February 29, 2000 are as follows:
	February 28, 1999	February 29, 2000	November 30, 2000
	(Mmcf)	(Mmcf)	(Mmcf)
Proved developed	1,961	2,410	2,248
Proved undeveloped	-	-	-
	1,961	2,410	2,248

Statement of Changes in Quantities of Proved Developed and Undeveloped Gas Reserves for the years ended February 28, 1998, February 28, 1999 and February 29, 2000 and for the nine month periods ended November 30, 1999 and November 30, 2000 are as follows:
	February 28, 1998	February 28, 1999	February 29, 2000	November 30, 1999	November 30, 2000
	(Mmcf)	(Mmcf)	(Mmcf)	(Mmcf)	(Mmcf)
Proved reserves - beginning of year	2,422	2,198	1,961	2,198	2,410
Adjustments to reserves (1)	(13)	(1)	448	-	-
Additions to reserves (2)	-	-	237	-	-
Production	(211)	(236)	(236)	(186)	(162)
Proved reserves - end of period	2,198	1,961	2,410	2,012	2,248

(1)The adjustment to reserves in 2000 was the result of increasing estimated proved reserves based on a new independent reserve analysis prepared as of February 25, 2000.

(2) The addition to reserves was the result of adding additional estimated reserves associated with the completion of one new well during the year ended February 29, 2000. Estimated reserves associated with this well were included in the independent reserve analysis prepared as of February 25, 2000.

       S1-65

The Standardized Measure of Discounted Future Net Cash Flows relating to Proved Gas Reserves as of February 28, 1999, February 29, 2000, and November 30, 2000 are as follows:
	February 28, 1999	February 29, 2000	November 30, 2000
			(Unaudited)
	($/1000)	($/1000)	($/1000)
Future cash inflows	$ 1,767	$ 2,896	$ 4,698
Future production costs	(1,076)	(930)	(1,451)
Future income tax expense	(131)	(558)	(1,016)
Future net cash flow	560	1,408	2,231
Ten percent discount factor	(205)	(625)	(1,006)
Standardized measure of discounted
future net cash flows	$ 355	$ 783	$ 1,225

Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Gas Reserve Quantities for the years ended February 28, 1998, February 28, 1999 and February 29, 2000 and for the nine months ended November 30, 1999 and November 30, 2000 are as follows:
	February 28, 1998	February 28, 1999	February 29, 2000	November 30, 1999	November 30, 2000
				(Unaudited)	(Unaudited)
	($/1000)	($/1000)	($/1000)	($/1000)	($/1000)
Standardized measure - beginning of year	$ 759	$ 499	$ 355	$ 355	$ 783
Adjustment to reserves	(2)	-	212	-	-
Addition to reserves	-	-	115	-	-
Sales, net of production costs and income taxes	(84)	(67)	(142)	(122)	(161)
Accretion of discount (including changes in present value due to price changes)	(174)	(77)	242	470	603
Standardized measure - end of period	$ 499	$ 355	$ 783	$ 703	$ 1,225

Developed and Undeveloped Acreage: The following summarizes Intermountain's gross and net undeveloped and developed acreage at February 28, 1999, February 29, 2000, and November 30, 2000:
February 28, 1999	February 29, 2000	November 30, 2000
	Gross	Net	Gross	Net	Gross	Net
Developed Acreage
Kansas	11, 241	9,196	11,241	9,196	11,241	9,196

Undeveloped Acreage	-	-	-	-	-	-

"Gross Acres" refers to the number of acres in which Intermountain owns a working interest. "Net Acres" refers to the sum of the fractional working interest owned by Intermountain in gross acres.

Other: Intermountain held interests, at February 28, 1999, February 29, 2000, and November 30, 2000, in the following wells, none of which are multiple completion wells:
February 28, 1999	February 29, 2000	November 30, 2000
	Gross	Net	Gross	Net	Gross	Net
Producing gas wells	19	15.53	20	16.36	20	16.36

       S1-66

Note N - Investment in Partnership and Methanol Plant (Discontinued Operation)

    From July 1989 until August 1997, Unico, through its wholly owned subsidiary Intermountain Chemical served as the managing general partner of Commerce City Colorado based Sand Creek Chemical, Ltd. that manufactured and marketed chemical grade methanol using facilities leased from General Electric Capital Corporation. During that time, Intermountain Chemical held a general partnership interest in IC Partners, which was the general partner of Sand Creek. Gas Technologies, another wholly owned subsidiary of Unico, acquired a limited partnership interest in IC Partners in December 1994. Unico's investments in IC Partners were accounted for using the equity method wherein partnership allocations of income or loss were included in the results of operations of Unico, and distributions of cash were recorded as reductions in the partnership investment. In addition, Intermountain Chemical and Unico received reimbursements of certain labor costs and management fees in connection with the management of the facility - Note H. In August 1997, IC Partners sold its partnership interests in Sand Creek to an unrelated third party, distributed its assets, consisting solely of cash, to its partners, and then dissolved. Intermountain Chemical withdrew as managing general partner of Sand Creek. Intermountain Chemical and Gas Technologies were then liquidated into Unico and dissolved. The results of operations related to the investment in IC Partners and management of Sand Creek have been reported as discontinued operations in the accompanying financial statements.

Income/loss allocations for the six months ended August 31, 1997 were as follows:

Income (Loss) from Operations
Partnership Period Ended	Sand Creek Income (Loss)	IC Partners Income (Loss)	Intermountain Chemical & Gas Technologies Income (Loss)	Intermountain Chemical & Gas Technologies Effective Allocation %

August 31, 1997	$ 176,906	$ 123,821	$ 106,130	60.0%

Income (Loss) from Sale of Assets

August 31, 1997	$ -	$(1,313,623)	$ (913,530)	70.0%

Changes in the investment in IC Partners, accounted for using the equity method, for the year ended February 28, 1998 were as follows:
	Investment		Cash
Fiscal	Beginning	Income (Loss)	Investment	Investment
Year Ended	of Year	Allocations	(Distributions)	End of Year
		(1)	(2)
Intermountain Chemical - General Partner:
February 28, 1998	$ 17,979	$ 94,674	$ (112,653)	$ -
Gas Technologies - Limited Partner:
February 28, 1998	$ 116,684	$ (50,553)	$ (66,131)	$ -

(1) Includes $106,180 net operating income offset by a net loss on the sale of the investment of $62,009 which was limited to the remaining basis of the investment.
(2) Cash distributions by Sand Creek were contractually restricted with exception of distributions for the payment of income taxes to the extent that income allocations resulted in taxable income to individual partners.   In 1998, Intermountain Chemical and Gas Technologies received a total of $178,784 as a liquidating distribution from IC Partners which included $28,822 distributed by Sand Creek for estimated tax liabilities through August 31, 1997.

    Although Unico, through Intermountain Chemical and Gas Technologies, owned a greater than 50% ownership in IC Partners, management determined that control did not rest with Unico and therefore IC Partners had not been consolidated with Unico's financial statements.

       S1-67

Note O - Investment in Chatfield Dean

Failed Merger:  On January 15, 1996 Unico executed a letter of intent with Chatfield Dean & Co., Inc. setting out the terms of a proposed acquisition, by Unico, of all of the outstanding common and preferred stock of Chatfield Dean. On July 20, 1996, Unico and Chatfield Dean executed a definitive merger agreement.  On February 10, 1997, Unico filed a Form S-4 with the Securities and Exchange Commission and received comments on the Form S-4 from the SEC on March 27, 1997. On May 14, 1997, the merger agreement was terminated by mutual agreement of the parties, and the Form S-4 was withdrawn.

Investment in Chatfield Dean:  On January 13, 1996, Unico acquired 50,000 shares of Chatfield Dean, Series B 7% cumulative preferred stock directly from Chatfield for $500,000.  The shares have not been registered with the Securities and Exchange Commission and are therefore restricted.  The shares are redeemable by Chatfield Dean upon the occurrence of certain events for an amount equal to $10 per share, plus unpaid accumulated dividends plus a premium ranging from $1 to $5 per share depending upon the length of time the shares are outstanding.  In addition to the shares acquired, Unico received 50,000 warrants to purchase 50,000 shares of Chatfield Dean common stock with an exercise price of $0.01 per share.  On September 12, 1997 Unico exercised all of the warrants and received 50,000 shares of Chatfield Dean common stock for $500.  Ownership of the 50,000 Series B preferred stock and the 50,000 shares common stock were transferred to Intermountain by Unico in May 1998.

    On March 8, 1996, Unico purchased 10,000 shares of Chatfield Dean Series A 7% cumulative, convertible preferred stock directly from Chatfield Dean for $100,000.  The shares have not been registered with the Securities and Exchange Commission and are therefore restricted.  The shares are convertible into Chatfield Dean common stock at any time at the option of the shareholder at the ratio of 1 share for 3.33 shares of common stock subject to certain events.  The shares may be redeemed by Chatfield Dean for the original issue price of $10 per share plus $1 per share for each year after issuance up to a maximum of $15 per share. No dividends were received during the fiscal years ended February 28, 1998, February 28, 1999 and February 29, 2000.  Ownership of the 10,000 Series A preferred shares was transferred to Intermountain in May 1998.

    Both the 50,000 shares of Series B and the 10,000 shares of Series A preferred stock were to be sold to a third party prior to closing of the merger. Intermountain has sought Chatfield Dean's assistance in locating a buyer for or other disposition of the shares. As the shares are not publicly traded and there is currently no apparent market for the shares, the liquidity of this investment is questionable and, to date, no buyer has been found. Based on an evaluation of the financial condition of Chatfield, during fiscal 1999, Intermountain established a valuation allowance in the amount of $300,250 representing a write down of 50% of the original cost of the investments in Chatfield Dean.  As noted below, Intermountain transferred 25,000 Series B preferred shares, valued at $125,000, to Watson, Farley & Williams as part of the consideration in settlement of a claim for legal services performed in conjunction with the failed merger. Intermountain established an additional valuation allowance for the remaining book value of $175,250 during the year ended February 29, 2000.

Settlement of Legal Services Claim: In December 1998 Intermountain was contacted by a representative of Watson, Farley & Williams regarding an unpaid balance of approximately $425,000 for legal and consulting services performed in connection with the failed merger between Unico and Chatfield Dean.  While it was originally understood that Chatfield had agreed to participate in settling the account directly with Watson, Farley & Williams, Chatfield has failed to perform and Watson, Farley & Williams sought to collect the account from Unico. Unico had originally engaged Watson Farley & Williams and had paid a retainer of $25,000.  Intermountain negotiated a settlement with Watson Farley & Williams that was agreed to by Watson, Farley & Williams, Unico and Intermountain. In accordance with the agreement, Intermountain paid $150,000 in cash and transferred 25,000 shares of Chatfield Dean Series B 7% cumulative preferred stock to Watson, Farley & Williams in return for a full release of liability of Unico and Intermountain.  Intermountain retained the right, but has no obligation, to recover costs, if any, from Chatfield Dean and to repurchase the 25,000 shares of Chatfield Dean preferred stock for $125,000 in the future.  The settlement agreement was executed on April 6, 1999.  The total settlement amount of $275,000 was recorded as a current liability and charged to results of operations for the year ended February 28, 1999. Payment of the $125,000 cash and transfer of the 25,000 shares of Chatfield Dean preferred stock was made in April, 1999.

       S1-68

Note P - Co-Generation Facilities (Discontinued Operation)

    Intermountain installed electrical co-generation facilities at its refinery and commenced operations of the co-generation equipment in February 1986. The co-generation facilities and certain ancillary equipment had been acquired under an operating lease with the manufacturer of the equipment.  In April 1996, after expiration of the lease, Intermountain acquired the generators from the lessor for $26,950.

    In conjunction with the operation of the co-generation facilities, Intermountain had entered into an agreement with a local utility company for the sale of electrical capacity and energy. The agreement was terminated in 1997 and Intermountain had no revenues or operating lease expenses associated with the facility during 1998, 1999 or 2000.

    In June of 1999, the management of Intermountain determined that the probability of developing a local market for the sale of electrical energy was low and decided to enter into a marketing agreement which provides for the co-generation equipment to be placed on the market for sale. The net book value of the equipment of $76,130, ($231,971 cost less $155,841 accumulated depreciation), which includes the diesel engine/generator sets, electric switch gear, substation, and heat recovery boilers, was reclassified from property, plant and equipment and presented as co-generation facilities available for sale as of February 28, 1999. In 1999, the engine/generator sets were transported to California for refurbishing and to improve marketability. Costs incurred for transportation and refurbishing are being born by the marketer of the equipment. As of November 30, 2000, Intermountain had not received any formal offers to purchase the equipment. The generators are heavy, medium speed units which are designed for continuous base load operation. It is expected that the market for the equipment will be either offshore or a special domestic situation. Because there is not a broad market for the sale of the equipment, the period of time required to sell the equipment cannot be predicted but may be lengthy. The management of Intermountain believes that the amount projected to be realized from the sale of the equipment will exceed the carrying costs. Accordingly, no impairment allowance is considered necessary.

    As of February 28, 1999, the generator building, land, and transformers used to power the refinery equipment and previously included in co-generation equipment were reclassified to refinery land, buildings and equipment as they will continue to be used by Intermountain. The book value of the reclassified assets totaled $23,963, ($58,327 cost less $34,364 accumulated depreciation), as of February 28, 1999.

    Results of operations for the discontinued co-generation activities for the years ended February 28, 1998, 1999, and February 29, 2000 and for the nine month period ended November 30, 1999 and November 30, 2000 are as follows:

	February 28, 1998	February 28, 1999	February 29, 2000	November 30, 1999	November 30, 2000
Electrical capacity and energy revenues	$ -	$ -	$ -	$ -	$ -

Operating costs	-	(39,351)	3,820	3,820	-
Depreciation	8,943	8,943	-	-	-
Interest expense	1,061	-	-	-	-
	10,004	(30,408)	3,820	3,820	-

Net income (loss) before income taxes	(10,004)	30,408	(3,820)	(3,820)	-

Provision (benefit) for income taxes - Note G
Current	(3,501)	10,643	-	-	-
Deferred	(10)	(325)	-	-	-
	(3,511)	10,318	-	-	-

Net income (loss)	$ (6,493)	$ 20,090	$ (3,820)	$ (3,820)	$ -

    The credit of $39,351 for operating costs during the year ended February 28, 1999 includes the write off of a previously accrued liability for generator repair services that were never performed. Operating costs for the year ended February 29, 2000 of $3,820 include property taxes on the leased equipment for a prior year that the lessor had not previously billed to Intermountain.

       S1-69

(Outside Back Cover Page of Prospectus)
 - - - - - - - - - - - - - - - - - - - - - - - - - -

The date of this prospectus is April 9, 2001.

Dealer Prospectus Delivery Obligation

Until (90 after the effective date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 End of Prospectus

       S1-70

Information Not Required to be Included in Prospectus

Other Expenses of Issuance and Distribution

    The following itemized table contains estimates of the costs and expenses associated with the issuance and distribution of the Intermountain common stock:

Description	Amount
($)
(1)
SEC registration fees	$ 775
State registration fees	5,000
Federal taxes	-
State taxes	-
Transfer agent fees	3,500
Printing and engraving	4,000
Legal fees	102,000
Accounting fees	80,000
Engineering fees	3,700
Insurance premiums for D&O coverage with respect to this registration statement	-
Total estimated costs and expenses	$ 198,975
=======

(1) Gross registration costs before application of $125,000 reimbursement of registration costs from Unico.

Indemnification of Officers and Directors; Limitation of Directory Liability

    New Mexico law provides for the indemnification of corporate officers, directors, and employees in some circumstances. Intermountain's Articles of Incorporation have been conformed to New Mexico law to provide for such indemnifications.

    Intermountain's Articles provide that: (i) it may indemnify any person who is a party or threatened to be made a party to any lawsuit (other than a suit by or for the corporation) by reason of the fact he is or was a director, officer, employee, or agent of the corporation, against expense (including attorneys' fees), judgment, fines, and settlement reasonably incurred by him, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; (ii) the corporation may indemnify any director, officer, employee or agent of the corporation who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or for the corporation, against expenses (including attorneys' fees) in connection with the defense or settlement of such suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. No indemnification will be made in respect of any matter as to which such person will have been adjudged to be liable for negligence or misconduct in the performance of his duties to the corporation unless the court determines that person is entitled to indemnity for such expenses; (iii) to the extent that a director, employee, or agent of the corporation has been successful in defense of any proceeding referred to in subparagraph (i) or (ii), he may be indemnified against expenses (including attorneys' fees); (iv) any indemnification under subparagraphs (i) or (ii) (unless ordered by a court) may be made by the corporation only as authorized upon a determination that indemnification of the director, officer, employee or agent is proper because he has met the applicable standard of conduct set forth in subparagraphs (i) or (ii).

       S1-71

    The determination will be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (2) if such a quorum is not obtainable or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders; (v) expenses (including attorneys' fees) incurred in defending a civil or criminal proceeding may be paid by the corporation in advance provided the directors, officer, employee, or agent agree to repay such amount unless it will ultimately be determined that he is entitled to be indemnified by the corporation; and (vi) the indemnification provided by the Articles is not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders, disinterested directors or otherwise, both while holding such office, and afterwards.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Intermountain under the foregoing provisions, or otherwise, Intermountain has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Recent Sales of Unregistered Securities

    There have been no recent sales of Intermountain's common or preferred stock.

Exhibits and Financial Statement Schedules

    The following exhibits are filed with this Registration Statement:

Exhibit #	Description
3.1	Amended and Restated Articles of Incorporation
3.2	Bylaws
5.1	Opinion of Counsel
10.1	Stock Purchase Agreement
10.2	Novation Agreement
10.2.1	Amendment No. 1 to the Novation Agreement
10.3	Trust Agreement
10.4	Oneok / Kinder Morgan / KN Energy Gas Sales Agreement
10.5	Paramount Petroleum Agreement
23.1	Consent of Jacobvitz, Thuma & Walker (included in opinion EX 5.1)
23.2	Consent of Atkinson & Co., Ltd.

       S1-72

Undertakings

    The undersigned registrant hereby undertakes:

  To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
    Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission under Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculations of Registration Fee" table in the effective registration statement.
    Include any additional or changed material information in the plan of distribution.
  For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer under the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against pubic policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

       S1-73

Signatures

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this declaration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington, State of New Mexico, on April 9, 2001.

Intermountain Refining Co., Inc.

 By: /s/ William N. Hagler
 William N. Hagler, President

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ William N. Hagler_________________   Date: April 9, 2001
William N. Hagler, Chairman of the Board of
Directors, and President

/s/ Rick L. Hurt ____________________   Date: April 9, 2001
Rick L. Hurt, Secretary, Treasurer, Director

       S1-74

 Index to Exhibits

Exhibit #	Description	Page
3.1	Amended and Restated Articles of Incorporation	S1_EX-1
3.2	Bylaws	S1_EX-10
5.1	Opinion of Counsel	S1_EX-20
10.1	Stock Purchase Agreement	S1_EX-23
10.2	Novation Agreement	S1_EX-53
10.2.1	Amendment No. 1 to the Novation Agreement	S1_EX-69
10.3	Trust Agreement	S1_EX-71
10.4	Oneok / Kinder Morgan / KN Energy Gas Sales Agreement	S1_EX-76
10.5	Paramount Petroleum Agreement	S1_EX-87
23.1	Consent of Jacobvitz, Thuma & Walker ( Included in Exhibit 5.1)	S1_EX-18
23.2	Consent of Atkinson & Co., Ltd.	S1_EX-98

       S1-75